
10012408

ANNUAL REPORT 2010


GAMESHARK
[WEB COMMUNITY]


CYBORG
[PRO GAMING]


TRITTON
[GAMING AUDIO]


MADCATZ
[CASUAL GAMING]


Saitek
[SIMULATION]


eclipse
[HOME & OFFICE]



MISSION STATEMENT

INCREASING **SHAREHOLDER VALUE**

"We are focused on increasing shareholder value by leveraging our core competencies in the design, development, manufacturing, marketing and distribution of interactive entertainment accessories and products."

www.madcatz.com


GAMESHARK

[WEB COMMUNITY]


CYBORG

[PRO GAMING]


TRITTON

[GAMING AUDIO]


MADCATZ

[CASUAL GAMING]


Saitek

[SIMULATION]


eclipse

[HOME & OFFICE]

PLAY_**BETTER**™




MADCATZ
[CASUAL GAMING]

DEAR FELLOW SHAREHOLDERS

In fiscal 2010, Mad Catz achieved record sales and EBITDA, matched our record earnings per share and significantly improved our balance sheet. These results were driven by our strategy to focus on distinctive and premium-priced products, our success in leveraging our global distribution capabilities and achievement of our goal of reducing our operating expenses by at least 10%.

We remain actively focused on bringing value-added products to market and aligning our products with the most promising and successful gaming titles.

We are especially pleased to have achieved our strong results in an environment which, although improved from the depths of the 2008-2009 economic crisis, continued to be a challenging one both for the videogame sector as well as consumer spending as a whole. For example, in contrast to our revenue growth of nearly 6%, the overall videogame accessories market (as measured by retail point-of-sale data services NPD Group, Inc. in the United States and Gfk Chart-Track Ltd. in the United Kingdom) was flat in the 12 months ended March 31, 2010. We outperformed the industry thanks to progress in product and brand development, as well as our ability to increase operating leverage of our global distribution platform.



Super Street Fighter IV TE Fight Stick

revenue and profit potential than in the past. Historically, Mad Catz products were frequently positioned as value-oriented, typically offering similar functionality as first-party products along with enhanced styling and design. Over the past several years, but particularly so in fiscal 2010, the Mad Catz brand has been repositioned to deliver unique console and casual gaming products, with enhanced functionality to the extent possible as well as the high-quality styling and design for which we've been noted. To the extent we are successful in delivering differentiated product, as we were this past year, we benefit in many ways, from increasing satisfaction and loyalty of gamers and retail partners, as well as the opportunity for improved financial results through higher average-sales-prices and margins.

Cyborg is a hardcore, professional gaming brand focused on delivering superior performance to PC and Console gamers.

In November 2007, we acquired Saitek in order to enter the PC games and accessories market. Saitek has always been known for high quality and highly-engineered products. Consistent with our evolution of the Mad Catz brand to more differentiated console and consumer gaming products, we are focusing one of Saitek's historic sub-brands, **Cyborg**, to the highest-end of gaming accessories. Our recent launch of the Cyborg R.A.T. series of gaming mice represents the positioning of the brand for professional and hard-core gamers looking for the highest level of performance in their gaming accessories.



Saitek®

SIMULATION

saitek.com


PRO FLIGHT YOKE SYSTEM


BOTH/ ALL
START
LANDING GEAR
GEAR UP
CLOSE
BAT
ALT
AVIONICS MASTER
FUEL PUMP
DE-ICE
PITOT HEAT


AV8R
ALT
VS
HDG
CRS

The Saitek brand delivers realistic and authentic racing and flight simulation experiences through the integration of simulation software and games with premium peripherals and accessories.

Reflecting the strong cash flow in fiscal 2010, Mad Catz ended the year with a significantly strengthened balance sheet. During the year, we lowered our bank loan balance net of cash by approximately 85%, reduced inventories by approximately 5%, reported a net position of bank loan less cash of $1.6 million and reduced accrued interest and notes payable related to the Saitek acquisition by $1.5 million.

In addition to the financial success we had during the year, we are pleased with a number of additional developments which speak to our confidence that the Company is increasingly well-positioned for the future.

One of our key goals for fiscal 2010 was to refine the market positioning of our brands to more effectively compete in the relevant categories and price-points. We are pleased to have made significant progress against this goal, and the Company's new product development and marketing is now aligned with five distinct brands.

Our **Mad Catz** brand, remains our corporate identity and retains its roots as our brand focused on console and casual gaming. From both product development and marketing perspectives, we have worked hard to evolve this brand into one with even greater



SAITEK – PRO Flight X-65F Combat Control System

The best illustration of our success is the marked improvement in our financial results. Mad Catz generated record net sales of $119.0 million, a 5.7% increase from $112.6 million in fiscal 2009. Gross profit increased 13.7% to a record $36.4 million as our gross profit margin grew to 30.6% compared to 28.4% in fiscal 2009. Even as we grew the business to achieve record revenues, our total operating expenses declined by 10.7% to $28.2 million (excluding a $27.9 million goodwill impairment in the prior fiscal year) and the Company generated an operating profit of $8.2 million. On the bottom line, Mad Catz delivered net income of $4.5 million while matching a Company-record $0.08 per diluted share.

We achieved the goal set at the beginning of the fiscal year to reduce our operating expenses by a minimum of 10%, and we did so without impairing our ability to grow the business. We believe Mad Catz is well positioned to further demonstrate the operating leverage inherent in our business, and in fiscal 2011 we expect to continue growing revenue at a higher rate than discretionary costs. Our product and financial strategies, as well as our focus, are intended to increase earnings and free cash flow and our fiscal 2010 results demonstrate our success on both fronts.



(Continued on page 4)

Mad Catz is a leading provider of casual console and PC gaming products.

MAD CATZ®

CASUAL GAMING

madcatz.com

FINANCIAL

- Record revenues of $119.0 million rose 5.7% from $112.6 million in fiscal 2009
- European sales were approximately 41% of total sales for the year
- No single product category accounted for more than 30% of sales and no single platform accounted for more than 35% of sales
- Record adjusted EBITDA of $11.9 million increased 165.6% from $4.5 million in the prior fiscal year
- EPS of $0.08 for the fiscal year matched a Company record
- Net position of bank loan less cash at March 31, 2010 of $1.6 million, compared to $10.4 million a year ago

LICENSES

- Global licensing agreement with Activision to produce and distribute controllers and accessories for *Call of Duty: Modern Warfare 2*
- Multi-year North American licensing agreement with JRM Licensing to produce and distribute accessories featuring NASCAR and Dale Earnhardt, Jr.
- Distribution agreement with MSY Co., Ltd. to distribute Mad Catz products in Japan
- Multi-year licensing agreement with Microsoft for global rights to produce wireless specialty controllers for Xbox 360
- Multi-year North American licensing agreement with Sony for wireless *Rock Band*-compatible Wireless Fender Precision Bass Replica, Wireless "Player's Edition" Fender Telecaster Replica Guitar for Xbox 360 and full-size, Wireless Wooden Fender Stratocaster Replica Guitars for PlayStation 3
- Expansion of Capcom Entertainment, Inc. relationship to include rights relating to *Marvel vs. Capcom 2* and *Super Street Fighter IV*
- Multi-year licensing agreement with Harmonix Music Systems to serve as principal peripherals partner for the *Rock Band* franchise
- Extension of license agreement with Activision to include *Call of Duty: Black Ops*

PRODUCTS

- *Rock Band* 2 Electro-Harmonix Overdrive Pedal for Xbox 360, PS 3 and Wii
- Nintendo Wii controllers and accessories (Remote, Z-Chuk, Wireless Z-Chuk)
- Saitek Pro Flight range expansion (PC Pro Flight Instrument Panel, PC Pro Flight Multi-Panel and PC Pro Flight Radio Panel)
- *Rock Band* licensed products (Wireless Wooden Fender Stratocaster Replica Guitar and Wireless "Player's Edition" Fender Telecaster Replica Guitar for Xbox 360, Wireless Fender Precision Bass Replica for PlayStation 3)
- Accessories for *Call of Duty: Modern Warfare 2* (wireless and wired Combat Controllers, Voice Communicator and Headset, Controller Faceplates, Mice and Keyboards)
- *Marvel vs. Capcom 2* Arcade FightStick: Tournament Edition
- *Street Fighter IV "Round 2"* accessories (Street Fighter IV "Round 2" Arcade FightStick: Tournament Edition and Street Fighter IV "Round 2" FightPad)
- *Rock Band* Wireless "Player's Edition" Fender Telecaster Replica Guitar for Xbox 360
- Saitek PRO Flight X-65F Combat Control System for PC
- *Super Street Fighter IV* FightStick™ Tournament Edition for Xbox 360 and PlayStation 3
- Eclipse Wireless **lite**touch Keyboard and **mobile**mouse
- Cyborg accessories (R.A.T. 7 Gaming Mouse, R.A.T. 5 Gaming Mouse, F.L.Y. 9 Wireless Flight Stick for Xbox 360)

Over the past several years, we believe we've built one of the world's leading platforms for the design, manufacture, marketing and global distribution of interactive entertainment accessories. Our recent acquisition of gaming audio headset specialist **TRITTON** Technologies, our fifth major brand, exemplifies our success in this effort. The gaming audio category is the fastest growing category in our industry and our ability to complete this acquisition largely on an "earn-out" basis was based on the seller's recognition that by leveraging the global capabilities of Mad Catz, the business can be grown much faster and more profitably. On its own, TRITTON was able to build tremendous brand awareness among gamers and we are extremely enthusiastic about our prospects in this attractive category with this strong brand.

Global Gaming Audio Total Sales



$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
(in millions)
$388.
$490.
$680.
$816.
F2008
F2009
F20010
F20011E

SOURCE: Company Estimates

We believe TRITTON, in conjunction with our four other key brands, gives us a breadth and depth of products unmatched in the industry and positions us for long-term success as we continue to drive top-line growth and create further operating efficiencies. *(Continued on page 8)*

TRITTON is a high performance gaming audio brand delivering superior headset technology for Console and PC gamers.

eclipse™

HOME & OFFICE

eclipsetouch.com

eclipse is a design lead premium consumer PC and Apple products brand for the home or office.

One of Saitek's historical strengths has been its leadership position in flight simulation accessories. Accordingly, we are focusing the **Saitek** brand to capitalize on that positioning, as a brand to deliver realistic and authentic simulation experiences through the integration of simulation software/games with premium peripherals and accessories. Our current product line continues to reside within flight simulation, where we will continue our efforts to strengthen our ties to that community. Going forward, we will also be looking to other simulation genres.

One of the strategic opportunities of entering the PC gaming accessories market is the opportunity to also enter the huge global PC home and office accessories market. Admittedly a business dominated by a couple of very large, formidable competitors, Saitek has had success in the past with its **eclipse** brand, crossing over innovations from gaming to the home/office market. We believe our recent launch of the new eclipse **lite**touch keyboards demonstrates that product differentiated by unique function and style can find traction in this market. In fiscal 2011, we intend to broaden the new eclipse product line to more firmly establish the brand for premium consumer PC and Apple products for the home or office.



ECLIPSE – Wireless **lite**touch™ Keyboard


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Our expanded range of new product offerings highlights Mad Catz' success in creating a broad portfolio of value-added products, and our sales results confirm that these products are attracting consumers in greater numbers than ever before. Combine this success with our ongoing operating efficiency initiatives and we believe our platform and operating model has positioned Mad Catz for further success.

In conclusion, we remain focused on building our key brands and bringing high value products to market that will enhance the gaming experience. We are delivering globally the best products in Mad Catz' history, customers are responding enthusiastically and our results reflect the value of these initiatives to position Mad Catz for further profitable growth. These factors support our mission to increase shareholder value by leveraging our core competencies in the design, development, manufacturing, marketing and distribution of interactive entertainment accessories and products.

We thank you for your continued interest in Mad Catz and we look forward to updating you through our quarterly reports and conference calls.

Sincerely,

Thomas R. Brown
Chairman of the Board

Darren Richardson
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 001-14944

MAD CATZ INTERACTIVE, INC.

(Exact name of Registrant as specified in its charter)

Canada	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
7480 Mission Valley Road, Suite 101 San Diego, California	**92108**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(619) 683-9830

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	NYSE Amex Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates based on the closing sale price of common stock as reported on the American Stock Exchange on September 30, 2009, the last business day of the second fiscal quarter, was $21,488,434.

There were 55,098,549 shares of the registrant's common stock issued and outstanding as of June 10, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Part II and Part III incorporates information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2010 Annual Meeting of Shareholders.

(This page intentionally left blank)

MAD CATZ INTERACTIVE, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

TABLE OF CONTENTS

(This page intentionally left blank)

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated by reference herein, contain forward-looking statements and forward looking information as defined in applicable Canadian securities legislation (collectively "forward looking statements"), which are prospective and reflect management's expectations regarding our business, operations, financial performance and business prospects and opportunities. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate," "plan," "estimate," "expect" "believe" and "intend" and statements that an event or result "may," "will," "should," "could" or "might" occur or be achieved and other similar expressions together with the negative of such expressions. These forward-looking statements reflect management's current beliefs and expectations and are based on information currently available to management, as well as its analysis made in light of its experience, perception of trends, current conditions, expected developments and other factors and assumptions believed to be reasonable and relevant in the circumstances. These assumptions include, but are not limited to continuing demand by consumers for videogame systems and accessories, the continuance of normal trade relations between China and the United States, the ability to maintain or extend our existing licenses, the continued financial viability of our largest customers, the continuance of timely and adequate supply from third party manufacturers and suppliers, no significant fluctuations in the value of the U.S. dollar relative to other currencies and the continued satisfaction of our obligations under our existing Credit Facility and the Saitek Notes. Specifically, this document contains forward looking statements regarding, among other things, our focus and strategy for fiscal 2011, the expected life cycles of videogame console systems and accessories, anticipated price reductions to console systems and the impact on the market for our products, including the increased diversification of our product line and the possible expansion of our product offerings and operations through acquisitions, the expectation of additional competition if new companies enter the market, the increased difficulty in forecasting demand for specific products as we introduce and support additional products and enter additional markets, the possible use of financial hedging techniques, the belief that sufficient funds will be available to satisfy our operating needs for the next twelve months, the continuing volatility of our stock price, the continuance of significant seasonal fluctuations in our quarterly results of operations, our expectations regarding gross margins and the decline in certain expenses. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under Item 1A "Risk Factors". Investors should not place undue reliance on such forward-looking statements. Forward-looking statements are not guarantees of future performance or outcomes and actual results could differ materially from those expressed or implied by the forward-looking statements. We assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise except as required by law.

TRADEMARKS

Mad Catz, the Mad Catz logo, Joytech, the Joytech logo, Saitek, Tritton, the Tritton logo, Cyborg, Eclipse and GameShark are trademarks or registered trademarks of Mad Catz, Inc., its parent and/or affiliated companies.

CURRENCY

Unless otherwise indicated, all dollar references herein are in U.S. dollars.

PART I

Item 1. *Business*

In this annual report on Form 10-K, "Mad Catz Interactive, Inc.," "Mad Catz," the "Company," "we," "us" and "our" refer to Mad Catz Interactive, Inc. and all of our consolidated subsidiaries.

Mad Catz Interactive, Inc. was incorporated under the Canada Business Corporations Act on August 25, 1993.

In August 1999, we completed the acquisition of Mad Catz, Inc. ("MCI"), a corporation incorporated under the laws of Delaware that designs, markets, sells and distributes videogame accessories. MCI and its predecessor company have been involved in the videogame industry since approximately 1991.

Recent Acquisitions

In September 2007, we acquired certain assets of Joytech from Take-Two Interactive Software, Inc. The assets acquired included inventories, property and equipment and intangible assets such as trademarks, customer relationships and product lines.

In November 2007, we acquired all of the outstanding stock of Winkler Atlantic Holdings Limited ("WAHL"), a private holding company that owned five operating Saitek subsidiaries ("Saitek"). The five operating subsidiaries worked in concert to develop, manufacture, market, sell and distribute PC games accessories, PC input devices, multimedia audio products, chess and intelligent games. We acquired all of Saitek's net tangible and intangible assets, including trademarks, tradenames, customer relationships and product lines.

In May 2010, we acquired all of the outstanding stock of Tritton Technologies Inc. ("Tritton"), a private corporation incorporated under the laws of Delaware. Tritton is in the business of designing, developing, manufacturing (through third parties in Asia), marketing and selling videogame and PC accessories, most notably gaming audio headsets. We acquired all of Tritton's net tangible and intangible assets, including trade names, customer relationships and product lines.

Corporate Structure

Subsidiary	Jurisdiction of Incorporation
Mad Catz, Inc.	Delaware
1328158 Ontario Inc.	Ontario, Canada
Mad Catz Europe, Limited	England and Wales
Mad Catz Interactive Asia Limited	Hong Kong
Mad Catz Technological Development (Shenzhen) Co., Ltd	People's Republic of China
Winkler Atlantic Holdings Limited	British Virgin Islands
Saitek Elektronik Vertriebs GmbH	Germany
Saitek S.A.	France
Tritton Technologies Inc.	Delaware
FX Unlimited Inc.	Delaware
Xencet USA, Inc.	Delaware
Singapore Holdings Inc.	Delaware
Mad Catz (Asia) Limited	Hong Kong

Mad Catz, Inc. ("MCI") is our corporate headquarters and also sells our products in the United States, participates in the design of our products and provides corporate services for all entities of the Company. 1328158 Ontario Inc. ("MCC") sells our products in Canada under the name Mad Catz Canada. Mad Catz Europe, Limited ("MCE") sells our products in Europe. Mad Catz Interactive Asia Limited ("MCIA") is engaged in the engineering, design, contract manufacture and regional sales of our products. Mad Catz Technological Development (Shenzhen) Co., Ltd. ("MCTD") is engaged in the engineering, design, quality assurance and quality control of our products.

Winkler Atlantic Holdings Limited ("WAHL") is the holding company for our Saitek operating subsidiaries located in Germany and France, Saitek Elektronik Vertriebs GmbH and Saitek S.A. Tritton Technologies Inc., ("Tritton") sells videogame and PC accessories in the United States and elsewhere in the world. FX Unlimited Inc., Xencet USA, Inc., Singapore Holdings Inc., and Mad Catz (Asia) Limited are inactive companies that hold intellectual property related to our business.

Our common stock trades on the Toronto Stock Exchange and the NYSE Amex under the symbol "MCZ." Our registered office is located at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, and our telephone number is (416) 360-8600. MCI, our primary operating subsidiary and our operational headquarters is located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108, and our telephone number is (619) 683-9830.

Overview

We design, manufacture (through third parties in Asia), market, sell and distribute accessories for all major videogame platforms, the personal computer ("PC") and, to a lesser extent the iPod and other audio devices. Our accessories are marketed primarily under the Mad Catz, Saitek, Cyborg, Eclipse, Joytech, GameShark, Tritton and AirDrives brands; we also produce for selected customers a limited range of products which are marketed on a "private label" basis. Our products include videogame, PC and audio accessories, such as control pads, video cables, steering wheels, joysticks, memory cards, light guns, flight sticks, dance pads, microphones, car adapters, carry cases, mice, keyboards and headsets. We also market videogame enhancement products and publish videogames.

Our Products

The typical life cycle of successful videogame and PC accessories is similar to the life cycle of the relevant platform, which generally ranges from two to ten years. Factors such as competition for access to retail shelf space, changing technology, consumer preferences and seasonality could result in shortening the life cycle for older products, increasing the importance of our ability to release new products on a timely basis. We must frequently introduce new products and revisions to existing products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new platform technologies has resulted in longer development cycles and the need to carefully monitor and manage the product development process.

In fiscal 2010, approximately 31% of our gross sales was derived from products designed for use with Microsoft's videogame platforms. Microsoft's Xbox 360 console launched in North America, Europe and Japan in late 2005. We have entered into a license agreement with Microsoft to produce wired and certain wireless accessories for the Xbox 360.

In fiscal 2010, approximately 19% of our gross sales was derived from products designed for use with Nintendo's videogame platforms and handheld products. Nintendo's Wii console launched in North America, Europe and Japan in late 2006. In fiscal 2010, approximately 13% of our gross sales was derived from the sale of products designed for use with the Wii console and approximately 2% of our gross sales was derived from the sale of products designed for use with the GameCube console, the predecessor of the Wii console. In fiscal 2010 we entered into an agreement with Nintendo of America, Inc. for rights to offer licensed accessories for the Wii, but did not release any such products in fiscal 2010. We offer unlicensed accessories for the Wii. In 2004, Nintendo launched the Nintendo DS, followed in 2006 by the Nintendo DS Lite, and in April 2009 by the DSi. Sales of products compatible with these DS systems accounted for approximately 4% of our gross sales in fiscal 2010.

In fiscal 2010, approximately 19% of our gross sales was derived from products designed for use with Sony's videogame platforms and handheld products. Sony launched the PlayStation 3 in North America and Japan in late 2006 and in Europe in early 2007. Sony launched the PlayStation 2 in the United States in 2000. Sony launched the Sony PSP handheld videogame system, MP3 player and movie player in North America and Europe in 2005. In October 2009, Sony launched the PSP Go! In fiscal 2010, products designed for use with the PlayStation 2, which Sony continues to manufacture and market, accounted for approximately 2% of our gross sales. In fiscal 2010, products designed for use with the PlayStation 3 accounted for approximately 17% of our gross sales. In fiscal 2010 we signed an agreement with Sony Computer Entertainment of America Inc. for rights to offer licensed *Rock Band* videogame compatible wireless Fender™ American Precision Bass™ replica, Fender Telecaster™ replica and Fender full-size, wooden Stratocaster™ guitar controllers for the PlayStation® 3 computer entertainment system. In addition to those products, we offer a full line of accessories for the PlayStation 3, which accessories are not licensed by Sony.

Videogame console prices typically are reduced as the products mature in the market place and as the launch of new consoles is anticipated. In the prior generation of videogame consoles, the PlayStation 2 and Xbox game consoles launched in the United States with a retail price of $299 and GameCube launched with a retail price of $199. After successive price decreases, the price of the PlayStation 2 system was lowered from $129 to $99 on April 1, 2009, while the Xbox and GameCube consoles have been discontinued. A similar pattern is beginning to emerge with the current generation of videogame consoles. In November 2005, Microsoft's Xbox 360 launched in the United States in two configurations, the Core priced at $299 and the Premium priced at $399, followed up with the launch of the Elite in April 2007 at $480. After successive price decreases, as of May 2009, the Core, which was discontinued and replaced by the Arcade, retails at $199, the Premium at $299 and the Elite at $399. In September of 2009, Microsoft reduced the price of the Elite to $299. Sony's PlayStation 3 was launched in the United States in November 2006 in two configurations, a 20 GB model priced at $499 and a 60 GB model priced at $599. In July 2007, Sony lowered the price of the 60 GB version to $499, eliminated the 20 GB version and introduced an 80 GB version priced at $599. In October 2007, Sony in effect took another price reduction by eliminating the 60 GB version and introducing a 40 GB version at $399, while at the same time reducing the price of the 80 GB version to $499. In November 2008 Sony introduced a 160 GB PlayStation 3 for $499, at which time they dropped the price of the 80 GB version to $399. In September 2009, Sony in effect dropped the price again with the launch of the PS3 Slim at $299. Nintendo launched its Wii in the United States in November of 2006 at the price of $250. In September 2009, Nintendo dropped the price to the current $199.99. Lower console prices usually result in higher unit sales of console systems. Management believes that the more price sensitive "late adopter" consumer that waits for these price reductions before purchasing a system is also more likely to purchase value-priced accessories. Management believes that in fiscal 2011 there may be price reductions on one or more of the videogame console systems, but none of Microsoft, Nintendo or Sony have announced any intention to do so, and there are no assurances any such price reductions will take place.

In fiscal 2010, approximately 22% of our gross sales was derived from personal computer gaming and other accessories which are marketed and sold under our Saitek, Cyborg and Eclipse brands. These products include: PC games controllers, comprised of joysticks, gamepads and steering wheels; PC input devices, comprised primarily of mice, keyboards and other less significant products such as web-cams and hubs; digital media speakers for both PCs and the iPod/MP3 market; and chess and intelligent games, which includes chess and bridge computers and related accessories.

The remaining approximate 9% of our fiscal 2010 gross sales was derived from products whose use is not specific to any particular hardware platform.

Mad Catz Strategy

During fiscal 2010, the Company's key initiatives included: leveraging our global product development capabilities to increase the flow and timeliness of new products; seeking efficiencies to meaningfully lower our operating costs without impacting our ability to continue to grow our business; increasing market penetration of our PC products, particularly in North America; refining the market positioning of our brands to more effectively compete in all relevant categories and price-points; continuing our discipline in working capital management and product placement profitability; continuing to expand our portfolio of licensed properties; continuing our efforts to maintain compliance with environmental regulations in all of the jurisdictions in which we do business; identifying strategic opportunities for the expansion of products in adjacent and compatible categories, including transactions with companies for which products Mad Catz can leverage its global distribution capabilities; continuing to expand our range of AirDrives portable audio headset products and distribution for the AirDrives line; and continuing to pursue videogame publishing opportunities, with a particular emphasis on hardware-videogame bundles.

In fiscal 2011, we will focus on:

- continuing to increase the flow of premium products across our major brands: Mad Catz (casual gaming); Saitek (simulation); Cyborg (pro-gaming); Eclipse (home and office); Tritton (audio and PC);

- continuing our discipline in working capital management and product placement profitability;

- integrating Tritton into our organization and expanding our audio business category;
- expanding our global sales reach, with particular focus on the Asia-Pacific region;
- expanding our outreach to targeted gaming community niches;
- continuing to license rights to offer accessories aligned with leading videogame titles;
- continuing to pursue videogame publishing and distribution opportunities, with a particular emphasis on hardware-videogame bundles; and
- continuing to identify strategic opportunities for the expansion of products in adjacent and compatible categories, including transactions with companies for which products Mad Catz can leverage its global distribution capabilities.

Intellectual Property Needed to Produce our Products

Historically, a majority of our revenue has come from videogame accessories that are reverse-engineered to work with videogame platforms sold by Sony, Nintendo and Microsoft. Some, but not all, of our products that are compatible with these videogame platforms have been produced under license agreements pursuant to which we received proprietary and other useful information, as well as the right to use first-party logos.

With the exception of certain *Rock Band* compatible products and other limited products, the majority of our current and historic product portfolio can be produced without a license from Sony. However, there is no guarantee that Sony will not alter their technologies to make unlicensed product offerings more difficult, cost prohibitive or impossible to produce. In the event that future Sony videogame platforms are developed or altered to become "closed systems" that cannot be reverse engineered, we would not be able to produce, manufacture and market accessories for those platforms without access to the applicable first-party proprietary information. Moreover, if Sony enters into license agreements with companies other than us for these "closed systems," we would be placed at a substantial competitive disadvantage.

We have a peripheral license from Microsoft covering specific product categories, including wireless specialty controllers, wired control pads, steering wheels, arcade sticks, flight sticks and dance mats for the Xbox 360 console. The license excludes light guns, cheat cards, memory units, wireless standard control pads and hard drives. The license is scheduled to expire in March 2011 but is automatically renewable for successive one-year periods unless either party provides written notice of its intention to terminate the license at least 90 days prior to the end of the current term.

We have a license from Nintendo for the rights to produce and distribute certain peripherals for the *Rock Band* videogame for the Wii system, as well as other products. The license will expire in June 2011.

From time to time, we acquire intellectual property licenses to augment the commercial appeal of our core products. We must obtain a license agreement before exploiting such intellectual property.

Product Development and Support

We develop products using a group of concept design, production and technical professionals, in coordination with our marketing and finance departments, with responsibility for the entire development and production process including the supervision and coordination of internal and external resources. Our hardware products are typically conceived and designed by our internal teams in San Diego, California, Magor, Wales, Shenzhen, China and Hong Kong, China. For these products we own the industrial design, and in most cases the tools, dies and molds used for production. From time to time, we also acquire the rights to produce and distribute products that are, or will be, independently created by third parties.

In addition, we seek out and engage independent third-party developers to create videogames and videogame enhancement products on our behalf. Such products are sometimes owned by us, and usually we have unlimited rights to commercially exploit these products. In other circumstances, the third-party developer may retain ownership of the intellectual property and/or technology included in the product and reserve certain exploitation rights. We typically select these independent third-party developers based on their expertise in developing products in a specific category. Each of our third-party developers is under contract with us for specific products. From time to time, we also acquire the license rights to distribute videogames that are or will be independently created by third-party publishers. In such cases, the agreements with such publishers provide us with exclusive distribution rights for a specific period of time, often for specified platforms and territories.

In consideration for their services, the independent third-party developer usually receives a royalty, generally based on the net sales of the product that it has developed. Typically, the developer also receives an advance, which we recoup from the royalties otherwise payable to the developer. The advance generally is paid in "milestone" stages. The payment at each stage is tied to the completion and delivery of a detailed performance milestone. Working with an independent developer allows us to reduce our fixed development costs, share development risks with the third-party developer, take advantage of the third-party developer's expertise in connection with certain categories of products or certain platforms, and gain access to proprietary development technologies.

Manufacturing

Our accessory products are manufactured to our specifications by outsourced factories located predominantly in and around Shenzhen, China. The use of outsourced manufacturing facilities is designed to take advantage of specific expertise and allow for flexibility and scalability to respond to seasonality and changing demands for our products. In some instances, packaging and final assembly is performed at our distribution facility in California or by outsourced suppliers in the United States or Europe.

Distribution

Our products are sold to many of the world's largest retailers of interactive entertainment products primarily on a direct basis without the use of intermediaries or distributors. We also appoint distributors in certain territories to service retail accounts not dealt with on a direct basis. We maintain a direct sales force in the United States, Europe and China. Direct shipping programs with certain customers, whereby the customer receives and takes title of the products directly in Hong Kong, are managed by our Asian operation. We operate an approximately 101,000 square foot distribution center in Redlands, California, which services our North American customers. We also utilize two outsourced distribution centers and related logistics solutions for the European market, one in the United Kingdom and one in Germany. All freight is handled by outsourced transportation companies. We operate information systems, including electronic data interchange (EDI) and integrated warehouse management systems, to remain compliant with the requirements of our mass market retailers.

Principal Markets

The Company operates as one business segment, in the design, manufacture (through third parties in Asia), sales, marketing and distribution of videogame and PC accessories and videogames. In fiscal 2010, approximately 53% of our gross sales were generated by customers whose retail stores are located in the United States, 41% in Europe, 3% in Canada, and 3% in other countries, including Australia, Japan, Korea, New Zealand and Singapore. In fiscal 2009, approximately 58% of our gross sales were generated by customers whose retail stores are located in the United States, 37% in Europe, 2% in Canada, and 3% in other countries, including Australia, Japan, Korea, New Zealand and Singapore. In fiscal 2008, approximately 59% of our gross sales were generated by customers whose retail stores are located in the United States, 36% in Europe, 3% in Canada, and 2% in other countries, including Australia, Japan, Korea, New Zealand and Singapore.

Customers

Our products are sold by many of the largest videogame and consumer accessories retailers in the world including Amazon.com, Best Buy, GameStop, Meijer, Target and Wal-Mart in the United States; Future Shop and GameStop/EB Games in Canada and ASDA, Argos, Auchan, Carrefour, Curry's, Dixons, Electronic Partner, Game, GameStation, GameStop, Media-Saturn, Micromania, PC World and ProMarkt, in Europe.

In each of fiscal 2010, 2009 and 2008, one of our customers, GameStop Inc., individually accounted for at least 10% of our gross sales, accounting for approximately 25%, 29% and 33% of our gross sales in fiscal 2010, 2009 and 2008, respectively, taking into account all of its US and non-US entities.

Competitive Environment

The primary markets in which we sell our products are the United States and Europe, and to a lesser extent, Canada and Asia. These markets are highly competitive, and we expect that we may face increased competition if additional companies enter these markets. Historically, price has been a significant competitive factor for interactive videogame and PC accessories. We believe that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition, product styling and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability. We seek to differentiate our products through superior product design, packaging, product innovation, licensing and branding.

Our principal competitors for videogame and PC accessories include first-party manufacturers Microsoft, Nintendo and Sony, and third-party manufacturers including Accessories 4 Technology, ALS, Bensussen Deutsch, Big Ben, Core Gamer, Datel, Genius, Griffin Technology, Intec, Hama GmbH & Co KG, Jöllenbeck GmbH, Katana Game Accessories, Inc., Logic3, Logitech, Naki, NYKO, Performance Designed Products LLC, Razer USA Ltd, SteelSeries ApS, Thrustmaster, Trust International B.V. and Vidis GmbH.

We believe that our products are targeted to a broad demographic group and that the major factors that will provide us with continued viability and competitive edge are licenses, low-cost products, quality, service, brands and retail relationships.

Employees

At March 31, 2010, we had 246 full-time employees in the following locations:

Location	
United States	73
United Kingdom	38
Germany	23
France	8
Hong Kong	33
Spain	1
China	70
Total	246

Temporary employees are used in our distribution center in California, especially during the peak shipping months of October through December. Temporary employees during this period generally range between 10 and 20 hourly employees. Our ability to attract and retain qualified personnel is essential to our continued success. None of our employees are covered by a collective bargaining agreement, nor have we ever experienced any work stoppage and we believe that our employee relations are good.

Executive Officers of the Registrant

Our executive officers and their ages as of June 10, 2010, are as follows:

Name	Position	Age
Darren Richardson	President, Chief Executive Officer and Director of Mad Catz Interactive, Inc. and MCI	49
Stewart Halpern	Chief Financial Officer of Mad Catz Interactive, Inc. and MCI	53
Whitney Peterson	Vice President Corporate Development and General Counsel of MCI	45
Brian Andersen	Chief Operating Officer of Mad Catz Interactive, Inc.	34

Darren Richardson has been our President and Chief Executive Officer since April 2004 and was elected to our Board of Directors in August 2005. Prior to his appointment as our President and Chief Executive Officer, Mr. Richardson served as our Executive Vice President since October 1997 and President and Chief Operating Officer of MCI since August 1999. Mr. Richardson also served in several senior management capacities with Games Trader, including Chief Operating Officer, and Vice President of Business Development, responsible for sales and marketing with a focus on new account development. He has a Master of Business Administration degree from Trinity College, Dublin and a Bachelor of Commerce degree from the University of Wollongong, Australia.

Stewart Halpern has been our Chief Financial Officer since January 2007. Prior to joining us, Mr. Halpern served as Head of Finance of Rockstar Games, a division of Take Two Interactive Software, Inc., a publicly-traded videogame publisher, since 2005. Prior to his service with Rockstar Games, from 2002 to 2005, Mr. Halpern was Managing Director, Entertainment Equity Research at RBC Capital Markets, where he covered the videogame and entertainment industries. In addition, Mr. Halpern has held sell-side equity research positions at Banc of America Securities and ING Barings Furman Selz LLC, and, previously served for eight years in the investment banking department at Credit Suisse First Boston. Mr. Halpern also served for three years as the Chief Financial Officer of Rush Communications. Mr. Halpern earned a Bachelor of Science in Administrative Sciences from Yale College. He also earned a Masters of Public and Private Management degree from Yale School of Management.

Whitney Peterson has been Vice President Corporate Development and General Counsel for MCI since July 1998. Prior to joining MCI, Mr. Peterson spent seven years working at the international law firm of Latham & Watkins, where he represented and consulted with numerous Fortune 500 companies. Mr. Peterson received his law degree from the J. Rueben Clark School of Law at Brigham Young University, where he graduated Magna Cum Laude. Mr. Peterson also served as an Articles Editor on the BYU Law Review in which he was published. Following law school, Mr. Peterson clerked for the Honorable Bruce S. Jenkins, Chief Judge of the Federal District Court in Utah.

Brian Andersen has been our Chief Operating Officer since 2009. Mr. Andersen join us in October 2002 in connection with our European expansion. Mr. Andersen has held a number of positions within our European operations since that time, including Category Manager until July 2003, Director of Operations from July 2003 until July 2005 and most recently European General Manager since July 2005. Prior to joining us, Mr. Andersen worked as European Stock Controller for Recoton Corp., the parent company of InterAct Accessories, and Financial Controller for Apost in Denmark, which has since been acquired by DHL International GmbH. Mr. Andersen has completed the International Business Studies at Koege Handelsskole, Denmark.

Available Information

We provide our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports free of charge under "Investor Relations" on our website at *www.madcatz.com* as soon as reasonably practicable after we electronically file this material with, or furnish this material to, the United States Securities and Exchange Commission (the "SEC"). The information contained on our website is not part of this Annual Report. You may also read and copy the documents to which we refer at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at *www.sec.gov* .

We are required to file reports and other information with certain Canadian provincial securities commissions. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's Electronic Document Gathering And Retrieval System, as well as on our website at www.madcatz.com under "Investor Relations."

Item 1A. *Risk Factors*

You should consider each of the following factors, as well as the other information in this Annual Report, and in our other filings with the SEC, before deciding whether to invest in or continue to hold our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common shares could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and the related notes.

Risks Concerning Our Customers and Products

A significant portion of our revenue is derived from a few large customers.

The vast majority of our sales are generated from a small number of customers. Our top customer, GameStop Inc., accounted for approximately 25% of our gross sales in fiscal 2010, 29% of our gross sales in fiscal 2009 and 33% of our gross sales in fiscal 2008. Our top ten customers accounted for approximately 61% of gross sales in fiscal 2010, 62% of gross sales in fiscal 2009, and 70% of gross sales in fiscal 2008.

We do not have long-term agreements with these or other significant customers and our agreements with these customers do not require them to purchase any specific number or amount of our products. As a result, agreements with respect to pricing, returns, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. The loss of any of our significant customers could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future sales. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

Our operating results are exposed to changes in exchange rates.

We have net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Euro, the Canadian dollar, the Hong Kong dollar and the Chinese Yuan Renminbi ("CNY"). International sales primarily are generated by our subsidiaries in the United Kingdom, Germany and Canada, and are denominated typically in their local currency. The expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to change in exchange rates between the U.S. dollar and the Pound Sterling, the Euro, the Canadian dollar, the Hong Kong dollar and the CNY. We do not currently hedge our foreign exchange risk, which historically has not been significant. We will continue to monitor our exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, which may be significant from time to time.

One or more of our largest customers may directly import or manufacture private-label products that are identical or very similar to our products. This could cause a significant decline in our sales and profitability.

Videogame and PC accessories are widely available from manufacturers and other suppliers around the world. Each of our largest customers has substantially greater resources than we do, and has the ability to directly import or manufacture private-label videogame accessories from manufacturers and other suppliers, including from some of our own subcontract manufacturers and suppliers. Our customers may believe that higher profit margins can be achieved if they implement a direct import or private-label program, reducing sales of our products. As a consequence, our sales and profitability could decline significantly.

A significant portion of our revenue is derived from a few core product categories.

We are dependent on a small number of core product categories to generate a significant proportion of our revenues. No assurance can be given that these or other products will continue to have consumer acceptance or that they will maintain their historical levels of sales. The loss of one or more of these products could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our financial results are dependent on timely introduction of new products, and any failure or delay in the introduction of new products to the marketplace may have a material adverse effect on our business, results of operations, financial condition and liquidity. Our product mix constantly changes.

We generate our revenues from a number of frequently updated and enhanced "active products." We define active products as products that have maintained a minimum level of average gross sales per quarter. Each product may be configured and sold in a number of different stock keeping units. We typically introduce new products and discontinue a similar number of products each year to maintain an optimal number of active products that we believe best supports our customers and the market. If we do not introduce new products in a timely and efficient manner and in accordance with our operating plans, our results of operations, financial condition and liquidity could be negatively and materially affected.

There are numerous steps required to develop a product from conception to commercial introduction and to ensure timely shipment to retail customers, including designing, sourcing and testing the electronic components, receiving approval of hardware and other third-party licensors, factory availability and manufacturing and designing the graphics and packaging. Any difficulties or delays in the product development process will likely result in delays in the contemplated product introduction schedule. It is common in new product introductions or product updates to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture the product at all. Although these difficulties can be corrected or improved over time with continued manufacturing experience and engineering efforts, if one or more aspects necessary for the introduction of products are not completed as scheduled, or if technical difficulties take longer than anticipated to overcome, the product introductions will be delayed, or in some cases may be terminated. No assurances can be given that products will be introduced in a timely fashion, and if new products are delayed, our sales and revenue growth may be limited or impaired.

Some of our products have been only recently introduced and although they may experience strong initial market acceptance, no assurance can be given that any initial acceptance will result in future sales. As a general matter, we expect that sales of these products will decline over the product's life cycle. We cannot predict the length of the life cycle for any particular product. In order to control costs, and take advantage of the limited shelf space provided to us, we must periodically discontinue some of our product offerings. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing products at competitive prices.

We depend upon third parties to develop products and videogames.

Our business is dependent upon the continued development of new and enhanced videogame platforms and videogames by first-party manufacturers, such as Sony, Microsoft and Nintendo, and videogames by publishers, including but not limited to, Activision, Electronic Arts, Ubisoft, Take-Two Interactive Software and THQ. Our business could suffer if any of these parties fail to develop new or enhanced videogame platforms or popular game and entertainment titles for current or future generation platforms. If a platform is withdrawn from the market or fails to sell, we may be forced to liquidate our inventories or accept returns resulting in significant losses.

New game platforms and development for multiple consoles create additional technical and business model uncertainties that could impact our business.

A significant portion of our revenues are derived from the sale of videogame accessories for use with proprietary videogame platforms, such as the Nintendo Wii, DS and DSi; the Microsoft Xbox 360; the Sony PlayStation 3. The success of our products is significantly affected by commercial acceptance of such videogame platforms and the life cycle of older platforms. In addition, we anticipate that the research and development expenses incurred to develop compatible accessories for new and updated videogame platforms may impact our profitability.

If first-party manufacturers choose to design PC or console-based systems that do not operate with third-party accessories and are successful in implementing technological barriers that prevent us from developing, manufacturing, marketing and distributing products for these new game platforms, our ability to continue our current business would be severely limited and our business, financial condition, results of operations and liquidity would be harmed.

Changes to current game platforms or introductions of new game platforms may result in our products becoming inoperable or less desirable on some game platforms and/or for some games, which would reduce sales of our products and adversely affect our business, results of operations, financial condition and liquidity.

A significant proportion of our revenues are derived from products that are reverse engineered. First-party manufacturers continually update their game platforms to enhance features and to correct problems in the operating systems and reduce costs. These manufacturers also expend significant resources to create new game platforms. During the development of such product updates and new game platforms, manufacturers may implement changes to the design of the new game platforms that render our products inoperable and/or less desirable for playing certain games. If our products become inoperable on one or more game platform, or if platform system enhancements make our products less desirable, our sales may be significantly reduced. Moreover, we may have excess inventories of products that do not operate properly with new game platforms, which would limit our growth and harm our business, results of operations, financial condition and liquidity.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, operating results and financial condition.

Our operations and some of our products are regulated under various federal, state, local and international environmental laws. In addition, regulatory bodies in many of the jurisdictions in which we operate propose, enact and amend environmental laws and regulations on a regular basis. The laws and regulations applying to our business include those governing the discharge of pollutants into the air and water, the management, disposal and labeling of, and exposure to, hazardous substances and wastes and the cleanup of contaminated sites. We are required to incur additional costs to comply with such regulations and may incur fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. The ultimate costs under environmental laws and the timing of these costs are difficult to predict. Although we cannot predict the ultimate impact of any new laws and regulations, they will likely result in additional costs or decreased revenue, and could require that we redesign or change how we manufacture our products, any of which could have a material adverse effect on our business. To the extent that our competitors choose not to abide by these environmental laws and regulations, we will be at a cost disadvantage, thereby hindering our ability to effectively compete in the marketplace.

Errors or defects contained in our products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Adults and children could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future. Because we are a small company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management's attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

If we do not accurately forecast demand for particular products, we could incur additional costs or experience manufacturing delays, which would reduce our gross margins or cause us to lose sales.

Demand for our products depends on many factors such as consumer preferences and the introduction or adoption of game platforms and related content, and can be difficult to forecast. Demand for our products may remain stagnant or decrease. We expect that it will become more difficult to forecast demand for specific products as we introduce and support additional products, enter additional markets and as competition in our markets intensifies. If we misjudge the demand for our products, we could face the following problems in our operations, each of which could harm our operating results:

- If our forecasts of demand are too high, we may accumulate excess inventories of products, which could lead to markdown allowances or write-offs affecting some or all of such excess inventories. We may also have to adjust the prices of our existing products to reduce such excess inventories.
- If demand for specific products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand. Our failure to meet market demand would lead to missed opportunities to increase our base of users, damage our relationships with retailers and harm our business.
- Rapid increases in production levels to meet unanticipated demand could result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, including increased air freight, all of which could reduce our profit margins and harm our relationships with retailers and consumers.

Our pricing and product return policies and other promotional activities may negatively impact our sales and profitability and harm our business, results of operations, financial condition and liquidity.

Many of our products are value-priced or feature-enhanced versions of products offered by first-party manufacturers. Sales of products that compete with a similar first-party product generally comprise nearly half of our gross sales. In the event a first-party manufacturer or other competitor reduces its prices, we could be forced to respond by lowering our prices to remain competitive. If we are forced to lower prices, we may be required to "price protect" the products that remain unsold in our customers' inventories at the time of the price reduction. Price protection results in us issuing a credit to our customers in the amount of the price reduction for each unsold unit in the customer's inventory. Our price protection policies, which are customary in the videogame industry, can have a major impact on our sales and profitability if we are forced to reduce the price of products for which a large inventory exists. It is also likely that we will experience additional price competition, which may lead to price protection, as we continue to introduce new and enhanced products.

To the extent we introduce new versions of products or change our product sales mix, the rate of product returns may also increase above historical levels. Although we establish allowances for anticipated product returns and believe our existing policies have resulted in allowances that are adequate, there can be no assurance that such product return obligations will not exceed our allowances in the future, which would have a material adverse effect on our future operating results and financial condition.

We may not be able to comply with the terms of our license agreements, which may result in the loss of one or more of the licenses.

We have entered into license and royalty agreements with various parties in which we pay fees in exchange for rights to use product inventions or trademarked names, shapes and likenesses in our products. The agreements often include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. We cannot assure that we will be able to meet these expectations and may be obligated to pay unearned fees as a result. Some of our license agreements also contain stringent requirements regarding the use of the licensor's trademarks. Our license and royalty agreements are for fixed terms. We cannot assure that we will be able to comply with all of the requirements contained in our licenses or that we will be able to maintain or extend the rights to our existing licenses.

Some of our license agreements with videogame console developers have expired or may expire within the next fiscal year, which could limit our product offerings and significantly reduce our revenues.

Historically, a majority of our revenues have come from the sale of videogame accessories for use with videogame consoles sold by first-party manufacturers. Some of these products have been produced under license agreements with these first-party manufacturers. Some of these licenses are necessary in order for us to actually produce and sell the products ("license dependent products"), while other licenses have some perceived or actual marketing or sales benefit, but do not dictate whether we can produce the product ("marketing licenses"). Some of these license agreements have expired and others may expire, which could limit our product offerings and significantly reduce our revenues.

In March 2009, we amended our license agreement with Microsoft Corporation under which we have the right to manufacture (through third party manufacturers), market and sell certain peripheral products for the Xbox 360 videogame console ("Xbox 360 Agreement"). The products produced pursuant to the Xbox 360 Agreement are license-dependent products. The term of the Xbox 360 Agreement is two years, with automatic renewals for successive one-year periods unless either party provides written notice of its intention to terminate the license at least 90 days prior to the end of the current term. Should the Xbox 360 Agreement expire, be terminated for cause, or fail to be renewed, our product offerings may be limited thereby significantly reducing our revenues.

The collectibility of our receivables depends on the continued viability and financial stability of our retailers and distributors.

Due to the concentration of our sales to large high-volume customers, we maintain significant accounts receivable balances with these customers. As of March 31, 2010 and March 31, 2009, our 10 largest accounts receivable balances accounted for approximately 71% and 76% of total accounts receivable, respectively. We generally do not require any collateral from our customers to secure payment of these accounts receivable. However, we do seek to control credit risk through ongoing credit evaluations of our customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances. If any of our major customers were to default in the payment of their obligations to us, our business, financial condition, operating results and cash flows could be adversely affected.

Risks Concerning Our Suppliers

The manufacture and supply of our products is dependent upon a limited number of third parties, and our success is dependent upon the ability of these parties to manufacture and supply us with sufficient quantities of our products and on the continued viability and financial stability of these third-party suppliers.

We rely on a limited number of manufacturers and suppliers for our products. There can be no assurance that these manufacturers and suppliers will be able to manufacture or supply us with sufficient quantities of products to ensure consumer availability. In addition, these parties may not be able to obtain the raw materials, energy or oil supply required to manufacture sufficient quantities of our products. Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply us with products, and independently market their own competing products in the future, or will not otherwise discontinue their relationships with or support of our Company. Our failure to maintain our existing manufacturing and supplier relationships, or to establish new relationships in the future, could have a material adverse effect on our business, results of operations, financial condition and liquidity. If our suppliers are unable or unwilling for any reason to supply us with a sufficient quantity of our products, our business, revenues, results of operations, financial condition and liquidity would be materially adversely affected. We obtain our GameShark videogame enhancement products from third-party suppliers, for which an alternative source may not be available. If any of our key suppliers became financially unstable, our access to these products might be jeopardized, thereby adversely affecting our business, cash flow, financial condition and operational results.

Production levels that do not match demand for our products could result in lost sales or a reduction in our gross margins.

The videogame and PC accessories industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on forecasts of the demand for our products. Actual demand for our products is difficult to forecast. If the actual demand for our products does not match the manufacture of our products, a number of problems could occur, including the loss of potential sales if production cannot be increased to match demand, and additional expenditures necessary to accelerate the production of some products, resulting in lower gross margins. Additionally, if customers find alternative sources of supply to meet their needs, our revenues, results of operations and financial condition could be adversely affected.

Any disruption of shipping and product delivery operations globally could harm our business.

We rely on contract ocean carriers to ship virtually all of our products from China to our primary distribution centers in the United States, Germany and the United Kingdom. Customers that take delivery of our products in China rely on a variety of carriers to ship those products to their distribution centers and retail outlets. We also rely on a number of sources of ground transportation to deliver our products from our primary distribution centers in the United States, the United Kingdom and Germany to our retail customers' and distributors' distribution centers and retail outlets. Any disruption or delay in the importation of our products, in the operation of our distribution centers or in the delivery of our products from our primary distribution centers to our retail customers' and distributors' distribution centers and retail outlets for any reason, including labor strikes or other labor disputes, terrorism, international incidents or lack of available shipping containers or vehicles, could significantly harm our business and reputation.

Risks of Doing Business Internationally

Any loss of China's Normal Trade Relations "NTR" with the United States, or any changes in tariffs or trade policies, could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China, if at all.

The majority of our products are manufactured in China and exported from Hong Kong and China to the United States and worldwide. Our products sold in the United States are currently not subject to United States import duties. However, as a result of opposition to policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures, or adoption in the United States of other trade policies adverse to China could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China, if at all.

Our manufacturing relationships in China may be adversely affected by changes in the political, economic and legal environment in China.

We maintain offices in Hong Kong and in China. The success of our operations in Hong Kong and China is highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. A change in these policies by the Chinese government could adversely affect us by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, prohibiting us from manufacturing our products in China, or restricting our ability to ship products from China into Hong Kong, or to ship finished products out of Hong Kong, or otherwise shutting down our offices in Hong Kong and China. Although the Chinese government has chosen economic reform policies to date, no assurance can be given that it will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

Our sources of manufacturing and distribution capabilities could be adversely affected by ongoing tensions between the Chinese and Taiwanese governments. The Chinese government has threatened military action against Taiwan unless Taiwan adopts a plan for unifying with China. As of yet, Taiwan has not indicated that it intends to propose or adopt a reunification plan. Any military action on the part of China could lead to sanctions or military action by the United States and/or European countries, which could materially affect our sales to those countries and our operations in China.

There are also uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. The Chinese legal system is based on written statutes, and prior court decisions have limited precedential value. In addition, many laws and regulations are relatively new; and the Chinese legal system is still evolving, resulting in sporadic and inconsistent enforcement and interpretation. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to additional uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court in a different jurisdiction.

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject us to substantial Chinese taxes in the future.

There are numerous risks associated with our international operations, any number of which could harm our business.

We have offices and sales throughout the world. Our registered office and a sales office are in Canada. Our operational headquarters is in San Diego, California. We also have offices in the United Kingdom, France, Germany, Spain, China and Hong Kong. Approximately 55% of our gross sales in fiscal year 2010 were generated by customers whose retail locations are in North America, and a substantial majority of our products are manufactured by third parties in Hong Kong and China. The geographical distances between our operations create a number of logistical and communications challenges. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across long distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the management team, which is based in a number of different countries.

In addition, there are other risks inherent in international operations, which could result in disruption or termination of supply of our products available for sale. These risks include:

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;
- political instability and the potential reversal of current favorable policies encouraging foreign investment or foreign trade by host countries;
- differences in labor laws, labor unrest and difficulties in staffing and managing international operations;
- longer payment cycles;
- fluctuations in currency exchange rates;
- potential adverse tax consequences;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- differing intellectual property rights and protections;
- delays from doing business with customs brokers and governmental agencies; and
- higher costs of operations.

These factors could materially and adversely affect our business, operating results, and financial condition.

Intellectual Property Risks

We may be faced with legal challenges related to our products, including that our products infringe third parties' intellectual property rights. These challenges could cause us to incur significant litigation or licensing expenses or could prohibit us from producing or marketing some or all of our products entirely.

Although we do not believe that our products infringe the proprietary rights of any third parties, there can be no assurance that infringement or other legal claims will not be asserted against us or that any such claims will not materially adversely affect our business, financial condition, or results of operations. Regardless of their validity or success, such claims may result in costly litigation, divert management's time and attention, cause product shipment delays or require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, or at all. If licensing arrangements are required but unavailable, we may be prohibited from marketing and distributing these products. In addition, we could also incur substantial costs to redesign our products to comply with legal orders or contractual arrangements. Any of these costs or outcomes could adversely affect our business, results of operations, financial condition and liquidity.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our financial results.

Our success depends in part on the use of proprietary technologies. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with selected parties with whom we conduct business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of that intellectual property or deter independent third-party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time consuming and may divert our management and key personnel from our business operations. The steps taken by us may not prevent unauthorized use of our proprietary technology or trademarks. Many features of our products are not protected by patents; and as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could adversely affect our financial results.

If our products are copied or "knocked-off," our sales of these products may be materially reduced and our profitability may be negatively affected.

Occasionally in the videogame and PC accessories industry, successful products are "knocked-off" or copied by competitors. While we strive to protect our intellectual property, we cannot guarantee that knock-offs will not occur or that they will not have a significant effect on our business. The costs incurred in protecting our intellectual property rights could be significant, and there is no assurance that we will be able to successfully protect our rights.

Financing Risks

The amount of our outstanding debt may prevent us from taking actions we would otherwise consider in our best interest.

On November 20, 2007, in connection with the acquisition of our Saitek operations, we issued convertible notes with an aggregate principal amount of $14,500,000 (the "Saitek Notes"). On June 24, 2009, the terms of the Saitek Notes were amended to extend the maturity of the Saitek Notes to March 31, 2019 with annual principal and interest payments of $2,400,000 due beginning March 31, 2011 until the Saitek Notes are retired and quarterly cash payments for partial interest in the amount of approximately $45,000. As amended, the Saitek Notes bear interest at 7.5% through March 31, 2014 and 9.0% thereafter. The quarterly cash payments payable to date as well as an interest payment of $500,000 due on October 31, 2009, and an interest payment of $596,035 due on March 31, 2010 have been paid. The debt represented by the conversion of and the limitations contained in the Saitek Notes could have material consequences on our business, including:

- it may be difficult to generate sufficient capital to satisfy our obligations under the Saitek Notes and our outstanding credit facility;
- cash required to repay borrowings under our credit facility and the Saitek Notes, should such Saitek Notes not be converted into equity, may limit our ability to make necessary or desirable capital investments in our business and to take advantage of significant business opportunities, including acquisitions or divestitures;
- the amounts outstanding under the Saitek Notes and our credit facility may make it more difficult to obtain other debt financing in the future;
- shares issued upon conversion of the Saitek Notes would represent a large share of our outstanding common stock and would result in substantial dilution of the percentage of ownership of the Company's stockholders;
- the debt obligations represented by the Saitek Notes could make us more vulnerable to general adverse economic and industry conditions; and
- we could be at a competitive disadvantage to competitors with less debt.

We depend upon the availability of capital under our credit facility to finance our operations. Any additional financing that we may need may not be available on favorable terms, or at all.

In addition to cash flow generated from sales of our products, we finance our operations with a Credit Facility (the "Credit Facility") provided by Wachovia Capital Finance Corporation (Central) ("Wachovia"), an unrelated party. On June 23, 2009, we extended the Credit Facility until October 31, 2012. If we are unable to comply with the restrictive and financial covenants contained in the Credit Facility, Wachovia may declare the outstanding borrowings under the facility immediately due and payable. In such an event, our liquidity will be materially adversely affected, which could in turn have a material adverse impact on our future financial position and results of operations. We would be required to obtain additional financing from other sources. We cannot predict whether or on what terms additional financing might be available. If we are required to seek additional financing and are unable to obtain it, we may have to change our business and capital expenditure plans, which would have a materially adverse effect on our future results of operations.

The Credit Facility contains financial and other covenants that we are obligated to maintain. If we violate any of these covenants, we will be in default under the Credit Facility. If a default occurs and is not timely cured or waived by Wachovia, Wachovia could seek remedies against us, including: (1) penalty rates of interest, (2) immediate repayment of the debt or (3) foreclosure on assets securing the Credit Facility. No assurance can be given that we will maintain compliance with these covenants in the future. The Credit Facility is asset based and can only be drawn down in an amount to which eligible collateral exists and can be negatively impacted by extended collection of accounts receivable, unexpectedly high product returns and slow moving inventory, among other factors. As of March 31, 2010, we were in compliance with all covenants.

If we need to obtain additional funds for any reason, including as a result of the termination of the Credit Facility or the acceleration of amounts due thereunder, increased working capital requirements, possible acquisitions or otherwise, there can be no assurance that alternative financing can be obtained on substantially similar or acceptable terms, or at all. Our failure to promptly obtain alternate financing could limit our ability to implement our business plan and have an immediate, severe and adverse impact on our business, results of operations, financial condition and liquidity. In the event that no alternative financing is available, we would be forced to drastically curtail operations, or dispose of assets, or cease operations altogether.

Funding for our future growth may depend upon obtaining new financing, which may be difficult to obtain given prevalent economic conditions and the general credit crisis.

To accommodate our expected future growth, we may need funding in addition to cash provided from current operations and continued availability under our Credit Facility provided by Wachovia. Our ability to obtain additional financing may be constrained by current economic conditions affecting global financial markets.

Specifically, the recent credit crisis and other related trends affecting the banking industry have caused significant operating losses and bankruptcies throughout the banking industry. Many lenders and institutional investors have ceased funding even the most credit-worthy borrowers. If we are unable to obtain additional financing, we may be unable to take advantage of opportunities with potential business partners or new products, to finance our existing operations or to otherwise expand our business as planned.

Accounts receivable represent a large portion of our assets, a large portion of which are owed by a few customers. If these accounts receivable are not paid, we could suffer a significant decline in cash flow and liquidity which, in turn, could limit our ability to pay liabilities and purchase an adequate amount of inventory.

Our accounts receivable represented 28%, 28%, and 16% of our total assets as of March 31, 2010, 2009 and 2008, respectively. As a result of the substantial amount and concentration of our accounts receivable, if any of our major customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which could negatively affect our ability to make payments under our Credit Facility and which, in turn, could adversely affect our ability to borrow funds, to purchase inventory, to sustain or expand our current sales volume. Accordingly, if any of our major customers fails to timely pay us amounts owed, our sales and profitability may decline.

Increases in interest rates may increase our interest expense and adversely affect our profitability and cash flow and our ability to service indebtedness.

We depend, in a significant part, on borrowings under the Credit Facility to finance our operations. At March 31, 2010, the outstanding balance under the Credit Facility was $3.8 million. The interest rate applicable to the Credit Facility varies based on the U.S. prime rate plus 2.00% or, at our option, LIBOR plus 3.5% with a LIBOR floor of 1.5%. The variable rate debt outstanding under the Credit Facility had a weighted average annual interest rate of approximately 5.0% for the year ended March 31, 2010. Increases in the interest rate under the Credit Facility will increase our interest expense, which could harm our profitability and cash flow.

We have a substantial amount of goodwill on our balance sheet that may have the effect of decreasing our earnings or increasing our losses in the event that we are required to recognize an impairment charge to goodwill.

As of March 31, 2010, $8.5 million of goodwill is recorded on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At March 31, 2010, goodwill represented 16.4% of our total assets.

We perform an annual impairment review at the reporting unit level during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment are present. Authoritative guidance requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We determined that we have one reporting unit and we assess fair value based on a review of our market capitalization as well as a discounted cash flow model, for which the key assumptions include revenue growth, gross profit margins, operating expense trends and our weighted average cost of capital. Given the volatility of our stock price and market capitalization, which fluctuates significantly throughout the year, we do not believe that our market capitalization is necessarily the best indicator of the fair value of our Company at any moment in time. However, we have determined that market capitalization over a sustained period, when considered with other factors may be an appropriate indicator of fair value. Further, to the extent the carrying amount of our reporting unit exceeds its market capitalization over a sustained period, an impairment may exist and require us to test for impairment. During our 2009 fiscal year, we determined that a triggering event had occurred in the quarter ended December 31, 2008 and recorded a goodwill impairment charge of $27.9 million. We completed our annual assessment of impairment as of March 31, 2010, which did not indicate any impairment of goodwill at such date. No assurance can be given that we will not be required to record additional goodwill impairments in future periods.

General Risk Factors

Acquired companies can be difficult to integrate, disrupt our business and adversely affect our operating results. The benefits we anticipate may not be realized in the manner anticipated.

We have made past acquisitions, such as our recent acquisition of Tritton, and may make future acquisitions with the expectation that these acquisitions would result in various benefits including, among other things, enhanced revenue and profits, greater market presence and development, particularly in Europe, and enhancements to our product portfolio and customer base. We may not realize these benefits, as rapidly as, or to the extent, anticipated by our management. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into our Company without substantial expenses, delays or other operational or financial problems. Acquisitions involve a number of risks, some or all which could have a material adverse effect on our acquired businesses, products or technologies. Furthermore, there can be no assurance that any acquired business, product, or technology will be profitable or achieve anticipated revenues and income. Our failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition. In addition, operations and costs incurred in connection with the integration of acquired companies with our other operating subsidiaries also could have an adverse effect on our business, financial condition and operating results. If these risks materialize, our stock price could be materially adversely affected.

Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel of the acquired companies;
- potential loss of customers of the acquired companies;
- diversion of financial and management resources from existing operations;
- potential loss of key employees of the acquired companies;
- integrating personnel with diverse business and cultural backgrounds;
- preserving the development, distribution, marketing and other important relationships of the acquired companies;
- assumption of liabilities of the acquired companies; and
- inability to generate sufficient revenue and cost savings to offset acquisition costs.

Our acquisitions may also cause us to:

- incur additional debt;
- make large and immediate one-time write-offs and restructuring and other related expenses;
- become subject to intellectual property or other disputes; and
- create goodwill or other intangible assets that could result in significant impairment charges and/or amortization expense in the future.

As a result, if we fail to properly evaluate, execute and integrate acquisitions, our business and prospects may be seriously harmed.

We must stay at the forefront of technology and any inability to do so would have a material adverse effect on our results of operations, financial condition and liquidity.

The videogame and PC accessories industry is characterized by rapid technological advances, evolving industry standards, frequent new product introductions and enhancements and changing customer requirements. Much of the development of our new product offerings is dependent upon our ability to reverse engineer first-party products as they are introduced by the manufacturers; and the introduction of products that prevent or delay our ability to effectively develop products through reverse engineering could prevent us from developing new products, which would harm our business operations, financial condition, results of operations and liquidity. The introduction of products embodying or based upon new technologies and the emergence of new industry standards could render our existing inventory of products obsolete, incompatible with new consoles and unmarketable. We believe that any future success will depend upon our ability to reverse engineer new videogame systems, introduce new products that keep pace with technological developments, respond to evolving end-user requirements and achieve market acceptance. If we cannot reverse engineer the next generation videogame platforms or fail to develop and introduce new enhancements or new products for existing platforms, or if changes to existing videogame platforms render our products out of date or obsolete, or if our intended customers do not accept these products, our business would be materially harmed.

Current economic, political and market conditions may adversely affect our revenue growth and operating results.

Our revenue and profitability are affected by global business and economic conditions, including the current crisis in the credit markets, particularly in the United States and Europe. Downturns in the global economy could have a significant impact on demand for our products. In a poor economic environment such as we are operating in today, there is a greater likelihood that more of our customers could become delinquent on their obligations to us or go bankrupt, which, in turn, could result in a higher level of charge-offs and provision for credit losses, all of which would adversely affect our earnings. Uncertainty created by the long-term effects of volatile oil prices, the global economic slowdown, continuation of the global credit crisis, the war in the Middle East, terrorist activities, potential pandemics, natural disasters and related uncertainties and risks and other geopolitical issues may impact the purchasing decisions of current or potential customers. Because of these factors, we believe the level of demand for our products and services, and projections of future revenue and operating results, will continue to be difficult to predict. If economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business and operating results.

Natural disasters or other events outside of our control may damage our facilities or the facilities of third parties on which we depend for the manufacture and distribution of our products.

Our North American distribution center and operational headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. All of our facilities may be subject to a variety of natural or man-made disasters. An earthquake or other event outside our control, such as power shortages, floods, fires, monsoons, other severe weather conditions, terrorism or other similar events, could disrupt our operations or damage or destroy our facilities. Any of these disruptions could impair the manufacture or distribution of products, damage inventory, interrupt critical functions or otherwise affect our business negatively, harming our business operations and future financial condition, results of operations or liquidity. In addition, if the facilities of our third-party product manufacturers are affected by similar activities beyond our control, our ability to obtain sufficient manufactured products could suffer or be impaired.

Our operations are vulnerable because we have limited redundancy and backup systems. Any failure of our data information systems could negatively impact our financial results.

Our internal order, inventory and product data management system is an electronic system through which we manage customer orders and product pricing, shipment, returns, among other matters. The continued and uninterrupted performance of our information systems is critical to our day-to-day business operations. Despite our precautions, unanticipated interruptions in our computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. These interruptions, and resulting problems, could occur in the future. We have extremely limited ability and personnel to process purchase orders and manage product pricing and other matters in any manner other than through this electronic system. Any interruption or delay in the operation of this electronic system could cause a significant decline in our sales and profitability.

Our business is seasonal and our financial results vary from period to period.

The videogame and PC accessories industry is highly seasonal and our operating results vary substantially from period to period. We generate a substantial portion of our sales during the holiday season. The high level of seasonality causes us to take significant risks in the purchase of inventory for the holiday season. There can be no guarantee that our customers or we will sell all of our inventories. Excess inventory at year-end may result in financial losses from obsolescence, reserves, returns and markdowns.

Moreover, if expenses remain relatively fixed, but our revenues are less than anticipated in any quarter, our operating results would be adversely affected for that quarter. In addition, incurring unexpected expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results as anticipated by brokerage firms or industry analysts could result in an immediate and adverse effect on the market price of our common shares. We may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the share price.

We are constantly looking for opportunities to grow our business and diversify our product line. If we fail to successfully manage the expansion of our business, our sales may not increase commensurately with our capital investments, which would cause our profitability to decline.

The industry in which we compete is highly competitive. As a result, we look for opportunities to grow our business, including through the expansion of our product offerings. We plan to continue the diversification of our product line. Our new product offerings, including our complete lines of products for each of the next generation gaming systems, have required and will continue to require significant resources and management's close attention. In offering new products, our resources are likely to be strained because we have less experience in the new product categories. Our failure to successfully manage our planned product expansion could result in our sales not increasing commensurately with our capital investments, causing a decline in our profitability.

Possible increase in value to Chinese currency vis-à-vis U.S. currency could have a material impact on the cost of our products.

Since 2007, the CNY has traded against the U.S. dollar in the inter-bank spot foreign exchange market in a 0.5% trading band rather than being pegged to the U.S. Dollar as it was prior to 2005 or trading in the 0.3% range applicable between 2005 and 2007. The administrative rules governing the floating band of the CNY trading prices against non-US dollar currencies in the inter-bank spot foreign exchange market and the spread between the CNY/U.S. dollar selling and buying prices quoted by the foreign exchange-designated banks remain unchanged.

The Chinese government may decide to change or abandon this policy at its sole discretion at any time in the future. The recent appreciation of the CNY against the U.S. dollar and any additional appreciation in the exchange rate of the CNY against the U.S. dollar will increase our factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our products and our results of operations.

Failure to attract, retain and motivate skilled personnel would have a material adverse effect on our results of operations, financial condition or liquidity.

Our ability to achieve our revenue and operating performance objectives will depend in large part on our ability to attract and retain qualified and highly skilled sales, marketing, operations, logistics, management, engineering and finance personnel. We compete for our personnel with other companies, and competition for such personnel is intense and is expected to remain so for the foreseeable future, particularly for those with relevant technical expertise. Failure to retain and expand our key employee population could adversely affect our business and operating results.

We are heavily dependent upon our senior management team. The continued availability of this team will be a major contributing factor to our future growth. In the event that any member of senior management becomes unavailable for any reason, we could be materially and adversely affected. We do not maintain key-man life insurance on our senior management.

Competition for market acceptance and retail shelf space and pricing competition affects our revenue and profitability.

The videogame and PC accessory market is highly competitive and the barriers to entry are low. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. If our products are not successful, our operations and profitability will be negatively impacted. Competition in the videogame accessory industry is based primarily upon:

- the availability of significant financial resources;
- the quality of products;
- reviews received for products from independent reviewers;
- access to retail shelf space;
- the success of the game console for which the products were developed;
- the price at which the products are sold; and
- the number of other competing products for the system for which the products were developed.

Some of our competitors, particularly the first-party manufacturers, enjoy competitive advantages over us, such as longer operating histories, larger technical staffs, more established and larger sales and marketing organizations, significantly greater financial and other resources, ability to respond more quickly to new or emerging technologies and changes in customer requirements or ability to establish or strengthen cooperative relationships with retailers, distributors and other marketers.

Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional acquisitions that may be less favorable than what we could otherwise establish or obtain, and thus could have a material adverse effect on our business, financial condition and results of operations. No assurance can be given that we will be able to compete effectively in our markets.

Any future terrorist attacks and other acts of violence or war may affect the demand for videogame and PC accessories, which may negatively affect our operations and financial results.

The continued threat of terrorism within the United States, Europe and the Middle East and the military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in the demand for videogame accessories, or our inability to effectively market our products, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations, financial condition and liquidity.

Volatility in the mass-market and consumer electronic retail sectors could have a material adverse effect on our sales.

We sell our products through a network of domestic and international mass-market and consumer electronics retailers, as well as some distributors, and our success depends on the continued viability and financial stability of these customers. The retail industry has historically been characterized by significant volatility, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. While we attempt to minimize the risks associated with this industry volatility, there is always a risk that one or more of our customers will experience economic difficulties or be acquired by competitors. If any of our customers cease doing business, it could have a material adverse effect on our sales and could significantly harm our business, financial condition and operating results.

Risk Factors Related to Our Internal Controls

If we fail to maintain an adequate system of internal controls, we may not be able to accurately report our financial results, which could cause current and potential shareholders to lose confidence in our financial reporting and in turn affect the trading price of our common stock.

Section 404 of the Sarbanes-Oxley Act and the related regulations require the management of public companies in the United States to evaluate and report on the companies' systems of internal control over financial reporting. In addition, our independent registered public accountants will be required to attest to and report on our management's evaluation beginning with our 2011 fiscal year. We have and will continue to incur significant expenses and management resources to comply with the requirements of Section 404 on an ongoing basis. We cannot be certain that the measures we have taken to assess, document, improve and validate through testing the adequacy of our internal control process over financial reporting will ensure that we maintain such adequate controls over our financial reporting process in the future. Failure to implement required new controls could cause us to fail to meet reporting obligations, which in turn could cause current and potential shareholders to lose confidence in our financial reporting. Inferior internal controls or the determination that our internal control over financial reporting is not effective might cause investors to lose confidence in our reported financial information, which could cause volatility in the market price of our shares.

Risk Factors Related to Our Shares

Penny stock rules may negatively impact the liquidity of our common stock.

Our common stock is subject to rules promulgated by the United States Securities and Exchange Commission (the "SEC") relating to "penny stocks," which apply to certain companies whose shares trade at less than $5.00 per share and which do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for our common stock. These rules could also have a detrimental effect upon our ability to raise funds through an offering of our common stock.

Volatility of share price and absence of dividends.

The market price of our common stock has been and is likely to be highly volatile. Many factors could have a significant adverse impact on the market price of our common stock, including:

- our or our competitors' announcements of technological innovations or new products by us or our competitors;
- governmental regulatory actions;
- developments with our strategic alliances and collaborators;
- developments concerning our proprietary rights or the proprietary rights of our competitors (including litigation);
- period-to-period fluctuations in our operating results;
- changes in estimates of our performance by securities analysts;
- market conditions for consumer technology stocks in general; and
- other factors not within our control.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

There can be no assurance that the holders or purchasers of our common stock will be able to resell their shares at prices equal to or greater than their cost.

The market price of our common stock could be subject to significant fluctuations in response to quarterly variations in our operating results, announcements of technological innovations through new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond our control. In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. There can be no assurance that the holders or purchasers of our common stock will be able to resell their shares at prices equal to or greater than their cost.

Investors may not be able to secure foreign enforcement of civil liabilities against management.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that we are organized under the laws of Canada, that some of our officers and directors are residents of a foreign country and that all, or a substantial portion, of such persons' assets are located outside of the United States. As a result, it may be difficult for holders of our common stock to affect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

MCI leases 16,000 square feet of office space for its headquarters at 7480 Mission Valley Road, Ste. 101, San Diego, California, 92108-4406. The lease is scheduled to expire on September 30, 2013.

MCI leases a 101,000 square foot warehouse located at 490 Nevada Street, Redlands, California, 92373. The lease is scheduled to expire on June 30, 2015.

MCE leases business premises located at 1-2 Shenley Pavilions, Shenley Wood, Milton Keynes, Buckinghamshire MK5 6LB. The lease is scheduled to expire on November 30, 2012.

MCE leases business premises in the United Kingdom located at Wales 1 Business Park, Building 104, Newport Road, Magor, NP26 3DG UK. The lease is scheduled to expire on October 31, 2012.

MCIA leases business premises located at 138 ShaTin Rural Committee Road, Unit 1717-21, 17th Floor, Grand Central Plaza, Tower 2, ShaTin, New Territories, Hong Kong. The lease is scheduled to expire on September 30, 2011.

MCTD leases business premises located at Building A, Dong Fang Ya Yuan, 2nd Xixiang Baomin Road, Baoan District, Shenzhen, Guangdong Province, China. The lease is scheduled to expire on April 30, 2012.

Saitek Elektronik Vertriebs GmbH leases business premises located at Landsberger Str. 400, 81241 München, Germany. The lease is scheduled to expire on March 31, 2011.

Saitek SA leases business premises located at 21 Rue d'Hauteville Bte B 75010 Paris, France. The lease is scheduled to expire on June 23, 2011.

Management believes that our leased facilities are adequate for the near term, with the exception of the potential to modestly increase our square footage at the MCI facility in conjunction with the Tritton acquisition. At present management is unaware of any environmental issues affecting any of our premises.

Item 3. ***Legal Proceedings***

On or about January 23, 2009, Michele Graham, a former employee of MCI, filed an action in the Superior Court of California in the County of San Diego, styled, Michele Graham v. Mad Catz, Inc., Case No. 37-2009-00081888 CU-WT-CTL. Ms. Graham claimed she was improperly terminated based on her age. Ms. Graham requested $73,500 in special damages and $5.56 million in punitive damages. This matter was settled favorably to the Company in November 2009 for an immaterial amount. All amounts related to this settlement have been paid and the Company has been reimbursed by the insurance carrier as of March 31, 2010.

We may at times be involved in litigation in the ordinary course of business. We will also, from time to time, when appropriate in management's estimation, record reserves in our financial statements for pending litigation. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matters could adversely impact our operating results or financial condition. Additionally, any litigation to which we may become subject could also require significant involvement of our senior management and may divert management's attention from our business and operations. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of any current pending matters will not have a material adverse effect on our business, financial condition, results of operations or liquidity.

Item 4. ***(Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock commenced trading on the Toronto Stock Exchange ("TSX") in December 1995 and on NYSE Amex ("AMEX") in the United States in September 1999. Since September 2001, our common stock has traded on the AMEX and the TSX under the symbol "MCZ". The following table sets forth, for the fiscal quarters indicated, the high and low market prices for the Company's common stock on the AMEX and TSX:

	American Stock Exchange (U.S. $)		Toronto Stock Exchange (Canadian $)	
	High	**Low**	**High**	**Low**
Fiscal 2010				
Fourth Quarter	$0.57	$0.33	$0.59	$0.36
Third Quarter	0.54	0.32	0.55	0.33
Second Quarter	0.50	0.24	0.50	0.27
First Quarter	0.47	0.22	0.50	0.20
Fiscal 2009				
Fourth Quarter	$0.45	$0.15	$0.50	$0.20
Third Quarter	0.61	0.25	0.62	0.25
Second Quarter	0.80	0.45	0.85	0.48
First Quarter	0.81	0.55	0.85	0.55

Holders

The closing sales price of our common stock on the NYSE Amex was $0.40 on June 07, 2010, and there were approximately 224 shareholders of record of our common stock as of that date.

Dividends

We have never declared or paid any dividends and do not expect to pay any dividends in the foreseeable future..

Issuer Purchases of Equity Securities

Neither our Company nor any affiliated purchaser repurchased any of our equity securities during fiscal 2010.

The graph below compares the cumulative total shareholder return on the Common Stock of the Company from March 31, 2005 through and including March 31, 2010 with the cumulative total return on the S&P/TSX Composite Total Return Index, the NYSE AMEX Composite Index and the stocks included in the Morningstar database under the Standard Industrial Code 3944 (Games & Toys, except Bicycles). The graph assumes the investment of $100 in the Company's Common Stock and in each of the indexes on March 31, 2005 and reinvestment of all dividends. Unless otherwise specified, all dates refer to the last day of each year presented. The stock price information shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG MAD CATZ INTERACTIVE, INC., THE NYSE AMEX COMPOSITE INDEX,
THE S&P/TSX COMPOSITE INDEX AND SIC CODE 3944 — GAMES & TOYS, EXCEPT BICYCLES



DOLLARS
300
250
200
150
100
50
0
Mad Catz Interactive, Inc.
SIC Code Index
AMEX Market Index
S&P/TSX Composite Total Return
3/31/2005
3/31/2006
3/31/2007
3/31/2008
3/31/2009
3/31/2010

*$100 invested on 3/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

ASSUMES $100 INVESTED ON MAR. 31, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2010

	Fiscal Year Ended					
	3/31/2005	3/31/2006	3/31/2007	3/31/2008	3/31/2009	3/31/2010
Mad Catz Interactive, Inc.	$100.00	$ 34.57	$ 51.23	$ 38.27	$ 19.17	$ 29.63
SIC Code Index	100.00	141.38	162.85	180.78	103.34	164.18
AMEX Market Index	100.00	128.43	143.10	148.83	100.57	142.96
S&P/TSX Composite Total Return	100.00	108.92	135.64	122.93	90.62	143.3

Companies included in the Standard Industrial Code 3944 peer group include: Action Products International, Inc.; Elixir Gaming Technologies, Inc.; Galaxy Gaming, Inc.; GameTech International, Inc.; Gaming Partners; Hasbro, Inc.; Jakks Pacific, Inc.; LeapFrog Enterprises, Inc.; Majic Wheels Corp.; Mad Catz Interactive, Inc.; RC2 Corporation; Toyshare, Inc.; and Toyzap.com, Inc.

Item 6. *Selected Financial Data*

The summary of financial information set forth below is derived from and should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of our results of operations to be expected in the future.

	Years Ended March 31,				
	2010	2009	2008	2007	2006
	(In thousands of U.S. dollars, except share and per share data)				
Consolidated Statements of Operations Data:					
Net sales	$ 119,012	$ 112,563	$ 87,737	$ 99,797	$ 100,945
Cost of sales	82,616	80,558	58,841	74,703	88,147
Gross profit	36,396	32,005	28,896	25,094	12,798
Operating expenses:					
Sales and marketing	11,452	13,216	10,304	8,923	12,252
General and administrative	12,343	14,968	11,004	8,244	7,915
Research and development	2,657	1,076	1,516	1,406	1,605
Goodwill impairment	—	27,887	—	—	—
Amortization	1,758	2,344	987	—	—
Total operating expenses	28,210	59,491	23,811	18,573	21,772
Operating income (loss)	8,186	(27,486)	5,085	6,521	(8,974)
Interest expense, net	(2,235)	(2,094)	(1,156)	(1,109)	(1,395)
Foreign exchange gain (loss), net	(270)	(462)	1,703	256	(765)
Other income	252	361	280	262	307
Income (loss) before income taxes	5,933	(29,681)	5,912	5,930	(10,827)
Income tax (expense) benefit	(1,470)	(2,933)	(2,744)	(2,225)	4,174
Net income (loss)	$ 4,463	$ (32,614)	$ 3,168	$ 3,705	$ (6,653)
Net income (loss) per share — basic	$ 0.08	$ (0.59)	$ 0.06	$ 0.07	$ (0.12)
Net income (loss) per share — diluted	$ 0.08	$ (0.59)	$ 0.06	$ 0.07	$ (0.12)
Shares used in calculation:					
Basic	55,098,549	55,088,960	54,843,688	54,244,383	54,244,383
Diluted	55,103,237	55,088,960	55,314,438	55,036,591	54,244,383
Consolidated Selected Balance Sheet Data:					
Cash	$ 2,245	$ 2,890	$ 5,230	$ 2,350	$ 1,607
Working capital	10,053	4,697	8,789	14,351	6,089
Goodwill and intangible assets, net	11,294	13,585	44,024	19,331	24,997
Total assets	51,549	55,601	91,321	55,218	68,735
Bank loan	3,829	13,272	11,470	1,345	8,581
Convertible notes payable including interest	16,096	16,051	14,901	—	—
Total shareholders' equity	11,334	6,417	41,315	37,227	36,852

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section contains forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set out in Part I General Information, Item 1A Risk Factors elsewhere in this Annual Report. The following discussion should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this Annual Report.

Overview

Our Business

We are a leading provider of videogame accessories, PC game accessories, PC input devices, multimedia audio products, chess and intelligent games and videogames primarily marketed under the Mad Catz, Saitek, Cyborg, Eclipse, GameShark, Tritton and Joytech brands. We also produce for selected customers a limited range of products which are marketed on a "private label" basis. We design, manufacture (through third parties in Asia), sell, market and distribute accessories for all major videogame platforms, the PC and, to a lesser extent the iPod and other audio devices. Our products include control pads, steering wheels, joysticks, memory cards, video cables, light guns, dance pads, microphones, car adapters, carry cases, mice, keyboards and headsets. We also market videogame enhancement products and publish videogames.

On May 28, 2010, we acquired all of the outstanding stock of Tritton Technologies Inc. In 2007, we acquired certain assets of Joytech from Take-Two Interactive Software, Inc. (NASDAQ: TTWO) and all of the outstanding stock of a private holding company that owns Saitek, a leading provider of PC game accessories, PC input devices, multimedia audio products, chess and intelligent games.

Seasonality and Fluctuation of Sales

We generate a substantial percentage of our net sales in the last three months of every calendar year, our fiscal third quarter. Our quarterly results of operations can be expected to fluctuate significantly in the future, as a result of many factors, including: seasonal influences on our sales; unpredictable consumer preferences and spending trends; the introduction of new videogame platforms; the need to increase inventories in advance of our primary selling season; and timing of introductions of new products. See further discussion and sales by quarter under "Net Sales" below.

Foreign Currency

Approximately 47% of our annual sales are transacted outside the United States. The majority of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. To date we have not hedged against foreign currency exposure and we cannot predict the effect foreign currency fluctuations will have on us in the future.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

We recognize revenue when each of the following have occurred (1) there is persuasive evidence that an arrangement with our customer exists, which is generally a customer purchase order, (2) the products are delivered, which generally occurs when the products are shipped and risk of loss has been transferred to the customer, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed reasonably assured. Our payment arrangements with customers typically provide net 30 and 60-day terms. All of our arrangements are single element arrangements and there are no undelivered elements after the point of shipment.

Customer Marketing Programs

Where applicable, we record allowances for customer marketing programs, including certain rights of return, price protection, volume-based cash incentives and cooperative advertising. The estimated cost of these programs is accrued as a reduction to revenue or as an operating expense in the period we sell the product or commit to the program. Such amounts are estimated, based on historical experience and contractual terms, and periodically adjusted based on historical and anticipated rates of returns, inventory levels and other factors and are recorded as either operating expenses or a reduction of sales in accordance with authoritative guidance.

We grant limited rights of return for certain products. Estimates of expected future product returns are based on analyses of historical returns and information regarding inventory levels and the demand and acceptance of our products by the end consumer.

Consistent with industry standards and practices, on a product-by-product basis by customer, we allow price protection credits to be issued to retailers in the event of a subsequent price reduction. In general, price protection refers to the circumstances when we elect to decrease the price of a product and issue credits to our customers to protect the customers from lower profit margins on their then current inventory of the product. The decision to effect price reductions is influenced by retailer inventory levels, product lifecycle stage, market acceptance, competitive environment and new product introductions. Credits are issued based upon the number of units that customers have on hand at the date of the price reduction. Upon approval of a price protection program, reserves for the estimated amounts to be reimbursed to qualifying customers are established. Reserves are estimated based on analyses of qualified inventories on hand with retailers and distributors.

We enter into cooperative advertising arrangements with many of our customers allowing customers to receive a credit for various advertising programs. The amounts of the credits are based on specific dollar-value programs or a percentage of sales, depending on the terms of the program negotiated with the individual customer. The objective of these programs is to encourage advertising and promotional events to increase sales of our products. Accruals for the estimated costs of these advertising programs are recorded based on the specific negotiations with individual customers in the period in which the revenue is recognized. We regularly evaluate the adequacy of these cooperative advertising program accruals.

We also offer volume rebates to several of our customers and record reserves for such rebates as a reduction of revenue at the time revenue is recognized. Estimates of required reserves are determined based on programs negotiated with the specific customers.

Future market conditions and product transitions may require us to take action to increase customer programs and incentive offerings that could result in incremental reductions to revenue or increased operating expenses at the time the incentive is offered.

Allowance for Doubtful Accounts

We sell our products in the United States and internationally primarily through retailers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers' financial condition and by purchasing credit insurance on European accounts receivable balances.

We regularly evaluate the collectability of our accounts receivable, and we maintain an allowance for doubtful accounts which we believe is adequate. The allowance is based on management's assessment of the collectability of specific customer accounts, including their credit worthiness and financial condition, as well as historical experience with bad debts, receivables aging and current economic trends.

Our customer base is highly concentrated and a deterioration of a significant customer's financial condition, or a decline in the general economic conditions could cause actual write-offs to be materially different from the estimated allowance. As of March 31, 2010, one customer, represented 30% of total accounts receivable. Customers comprising the ten highest outstanding trade receivable balances accounted for approximately 71% of total accounts receivables as of March 31, 2010. If any of these customer's receivable balances should be deemed uncollectible, we would have to make adjustments to our allowance for doubtful accounts, which could have a significant adverse effect on our financial condition and results of operations in the period the adjustments are made.

Inventory Valuation

We value inventories at the lower of cost or market value. If the estimated market value is determined to be less than the recorded cost of the inventory, a provision is made to reduce the carrying amount of the inventory item. Determination of the market value may be complex, and therefore, requires management to make assumptions and to apply a high degree of judgment. In order for management to make the appropriate determination of market value, the following items are commonly considered: inventory turnover statistics, inventory quantities on hand in our facilities and customer inventories, unfilled customer order quantities, forecasted consumer demand, current retail prices, competitive pricing, seasonality factors, consumer trends and performance of similar products or accessories. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded reserves.

We have not made any significant changes in the methodology or assumptions used to establish our inventory reserves as reported during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a significant change in the future methodology or assumptions we use to calculate our inventory reserves. However, if our estimates regarding market value are inaccurate, or changes in consumer demand affect specific products in an unforeseen manner, we may be exposed to additional increases in our inventory reserves that could be material.

Valuation of Goodwill

We perform an annual impairment review at the reporting unit level during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment are present. Authoritative guidance requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We recorded an impairment charge of $27.9 million during the year ended March 31, 2009. Significant judgments are required to estimate the fair value of our reporting unit and we assess its fair value based on a review of our market capitalization and control premium, as well as a discounted cash flow model, for which the key assumptions include revenue growth, gross profit margins, operating expense trends and our weighted average cost of capital.

Share-Based Payments

We measure stock-based compensation cost at the grant date, based on the fair value of the award, and recognize it as expense over the employee's requisite service period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The expected life of the options is based on a number of factors, including historical exercise experience, the vesting term of the award, the expected volatility of our stock and an employee's expected length of service. The expected volatility is estimated based on the historical volatility (using daily pricing) of our stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior of our employees. The risk-free interest rate is determined on a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the stock options. In accordance with authoritative guidance, we reduce the calculated Black-Scholes value by applying a forfeiture rate, based upon historical pre-vesting option cancellations. Estimated forfeitures are reassessed at each balance sheet date and may change based on new facts and circumstances.

Valuation of Deferred Income Taxes

We record valuation allowances to reduce our deferred tax assets to an amount that we believe is more likely than not to be realized. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies, including reversals of deferred tax liabilities, in assessing the need for a valuation allowance. If we were to determine that we will not realize all or part of our deferred tax assets in the future, we would make an adjustment to the carrying value of the deferred tax asset, which would be reflected as income tax expense. Conversely, if we were to determine that we will realize a deferred tax asset, which currently has a valuation allowance, we would reverse the valuation allowance which would be reflected as an income tax benefit or as an adjustment to stockholders' equity, for tax assets related to stock options, or goodwill, for tax assets related to acquired businesses.

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the Internal Revenue Service or other taxing jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Net Sales

From a geographical perspective, our net sales for the fiscal years ended March 31, 2010 and 2009 were as follows (in thousands):

	Year Ended March 31, 2010		Year Ended March 31, 2009			
	Net Sales	% of Total	Net Sales	% of Total	$ Change	% Change
United States	$ 63,223	53%	$ 65,003	58%	$(1,780)	(2.7)%
Europe	49,005	41%	41,442	37%	7,563	18.2%
Canada	3,109	3%	1,974	2%	1,135	57.5%
Other countries	3,675	3%	4,144	3%	(469)	(11.3)%
Consolidated net sales	$119,012	100%	$112,563	100%	$ 6,449	5.7%

Net sales in fiscal 2010 increased 5.7% from fiscal 2009. Net sales in the United States decreased $1.8 million over the prior year, which was primarily attributable to a decline in sales of products sold for use on the Wii platform, as the prior-year period benefitted from strong sales of Wii Fit accessories, with no significant new product placements for the Wii platform in the current period and an overall softness in the videogame market, which led to the price cuts in videogame console hardware which occurred late in the quarter ended September 30, 2009. The decline in Wii product sales was partly offset by increases in sales of products for the PlayStation 3 and Xbox 360 platforms. Net sales in Europe increased $7.6 million, which is largely attributable to the success of new products launched for Xbox 360 during this fiscal year. Net sales in Canada increased by $1.1 million, largely attributable to new placements at existing customers and the addition of new customers due to the success of new products launched for PlayStation 3 and Xbox 360 platforms.

Our sales by quarter were as follows (in thousands):

	Year Ended March 31, 2010		Year Ended March 31, 2009	
	Net Sales	% of Total	Net Sales	% of Total
1st quarter	$ 22,378	19%	$ 23,226	21%
2nd quarter	21,603	18%	25,750	23%
3rd quarter	48,763	41%	40,817	36%
4th quarter	26,268	22%	22,770	20%
Total	$119,012	100%	$112,563	100%

In fiscal 2010, neither first nor second quarter sales were significantly benefitted by products launched in those quarters, third quarter sales included the launch of a line of products for use with *Call of Duty: Modern Warfare 2* games on the Xbox 360 and Playstation 3 and fourth quarter sales included the launch of the Fight Pad and Fight Stick for use with the *Super Street Fighter IV* games. In fiscal 2009, first quarter sales included the launch of the Wii Fit silicone cover, second quarter sales included the launch of the *Rock Band* Fender Precision bass replica for the Xbox 360, third quarter sales included the launch of the universal *Rock Band 2* Double Cymbal expansion pack and fourth quarter sales included the launch of the Fight Pad, Fight Stick and Tournament Edition Fight Stick for use with the *Street Fighter IV* games.

Our sales by platform are as follows:

	Year Ended March 31,	
	2010	2009
Xbox 360	31%	19%
PC	22%	29%
PlayStation 3	17%	8%
Wii	13%	16%
Handheld Consoles	4%	10%
PlayStation 2	2%	3%
GameCube	2%	2%
All others	9%	13%
Total	100%	100%

Our sales by product category are as follows:

	Year Ended March 31,	
	2010	2009
Controllers	28%	23%
Specialty controllers	24%	16%
Accessories	24%	46%
Audio	15%	7%
PC	8%	6%
Games(a)	1%	1%
All others	0%	1%
Total	100%	100%

(a) Games category includes GameShark videogame enhancement products in addition to videogames with related accessories.

Gross Profit

Gross profit is defined as net sales less cost of sales. Cost of sales consists of product costs, cost of licenses and royalties, cost of freight-in and freight-out and distribution center costs, including depreciation and other overhead costs.

The following table presents net sales, cost of sales and gross profit for fiscal years ended March 31, 2010 and 2009 (in thousands):

	Year Ended March 31,					
	2010		2009			
	Amount	% of Net Sales	Amount	% of Net Sales	$ Change	% Change
Net sales	$119,012	100.0%	$112,563	100.0%	$6,449	5.7%
Cost of sales	82,616	69.4%	80,558	71.6%	2,058	2.6%
Gross profit	$ 36,396	30.6%	$ 32,005	28.4%	$4,391	13.7%

Gross profit in fiscal 2010 increased 13.7% from fiscal 2009, and gross profit as a percentage of net sales increased to 30.6% in fiscal 2010 from 28.4% in fiscal 2009. The increase in gross profit margin was predominately due to leverage gained from the fixed components of overhead in Asia and the distribution centers. An additional contributor was a decrease in freight expense as a percentage of sales, mainly related to less use of air freight. These increases in gross profit margin were partially offset by a number of factors, none of which was individually significant.

Operating Expenses

Operating expenses for fiscal years ended March 31, 2010 and 2009 were as follows (in thousands):

	March 31, 2010	% of Net Sales	March 31, 2009	% of Net Sales	$ Change	% Change
Sales and marketing	$11,452	9.6%	$13,216	11.7%	$ (1,764)	(13.3)%
General and administrative	12,343	10.4%	14,968	13.3%	(2,625)	(17.5)%
Research and development	2,657	2.2%	1,076	1.0%	1,581	146.9%
Goodwill impairment	—	—%	27,887	24.8	(27,887)	(100.0)%
Amortization of intangibles	1,758	1.5%	2,344	2.1%	(586)	(25.0)%
Total operating expenses	$28,210	23.7%	$59,491	52.9%	$(31,281)	(52.6)%

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of payroll, commissions, participation at trade shows and travel costs for our worldwide sales and marketing staff, advertising and costs of operating our GameShark.com website. The decrease in sales and marketing expense of $1.8 million is primarily due to cost reductions implemented during fiscal year 2010, which also resulted in a decrease in sales and marketing expense as a percentage of net sales. We expect sales and marketing expenses as a percentage of net sales in fiscal 2011 to increase modestly as we make planned investments in expanding our global sales and online capabilities.

General and Administrative. General and administrative expenses include salaries and benefits for our executive and administrative personnel, facilities costs and professional services, such as legal and accounting, and bad debt expense. The decrease in general and administrative expenses of $2.6 million is primarily due to reduced bad debt expense, principally related to the Circuit City bankruptcy, which accounted for $0.7 million of the decrease and lower accounting fees which accounted for $0.6 million of the decrease. We expect general and administrative expenses as a percentage of net sales in fiscal 2011 to decline.

Research and Development. Research and development expenses include the costs of developing and enhancing new and existing products in addition to the costs of developing games. The increase in research and development expenses is primarily due to expanded research and development activities related to our accessories and peripherals products; we had no videogames under development during the period. We expect research and development expenses as a percentage of net sales in fiscal 2011 to remain approximately the same as that of fiscal 2010.

Goodwill Impairment. Given a prolonged decline in the market capitalization of the Company noted through the third quarter of fiscal year 2009, which is the Company's strongest quarter given its seasonality, a goodwill impairment test was performed, at which time it was determined an impairment did exist. Accordingly, the Company performed the step two analysis and recorded an impairment charge of $27.9 million during the year ended March 31, 2009. The annual impairment test performed at March 31, 2010 indicated no further impairment existed as of that date.

Amortization of Intangibles. Amortization of intangibles decreased as certain intangibles relating to the Joytech and Saitek acquisitions have been fully amortized.

Interest Expense, net, Foreign Exchange Loss and Other Income

Interest expense, foreign exchange gain (loss) and other income for fiscal years ended March 31, 2010 and 2009 was as follows (in thousands):

	March 31, 2010	% of Net Sales	March 31, 2009	% of Net Sales	$ Change	% Change
Interest expense, net	$(2,235)	1.8%	$(2,094)	1.9%	$(141)	6.8%
Foreign exchange loss	$ (270)	0.2%	$ (462)	0.4%	$ 192	(41.6)%
Other income	$ 252	0.2%	$ 361	0.3%	$(109)	(30.2)%

Interest expense, net is materially consistent year over year. The decrease in foreign exchange loss in fiscal 2010 compared to fiscal 2009 resulted primarily from less fluctuation between the British pound and the Euro against the U.S. dollar during the 2010 period. Other income primarily consisted of advertising income from our GameShark.com website and the decrease in other income is primarily related to lower Gameshark advertising revenues.

Provision for Income Taxes

Income tax expense for fiscal years ended March 31, 2010 and 2009 was as follows (in thousands):

March 31, 2010	Effective Tax Rate	March 31, 2009	Effective Tax Rate	$ Change	% Change
$1,470	24.8%	$2,933	(9.9)%	$(1,463)	(49.9)%

The Company's effective tax rate is a blended rate for different jurisdictions in which the Company operates. Our effective tax rate fluctuates depending on the composition of our taxable income between the various jurisdictions in which we do business, including our U.S. operating company, and our Canadian and French entities for which we provide full valuation allowances against their losses. The increase in effective tax rate in fiscal 2010 versus fiscal 2009 is primarily a result of the impact of the non-deductible goodwill impairment charge and the recognition of a valuation allowance on our U.S. deferred tax assets in fiscal 2009.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net Sales

From a geographical perspective, our net sales for the fiscal years ended March 31, 2009 and 2008 were as follows (in thousands):

	Year Ended March 31, 2009		Year Ended March 31, 2008			
	Net Sales	% of Total	Net Sales	% of Total	$ Change	% Change
United States	$ 65,003	58%	$52,129	59%	$12,874	24.7%
Europe	41,442	37%	31,257	36%	10,185	32.6%
Canada	1,974	2%	2,806	3%	(832)	(29.7)%
Other countries	4,144	3%	1,545	2%	2,599	168.2%
Consolidated net sales	$112,563	100%	$87,737	100%	$24,826	28.3%

Net sales in fiscal 2009 increased 28.3% from fiscal 2008. Net sales in the United States increased $12.9 million over the prior year primarily due to a full year of sales related to the Saitek acquisition being included in the fiscal 2009 results and the release of new products. Due to the cyclical nature of the gaming console industry we believe that the sales of current generation accessories will continue to increase compared to the prior generation products as current generation consoles reach full adoption and more demand is driven by the release of current generation games. In fiscal year 2009 we did not have a license to manufacture wireless control pads for the Xbox 360 or controllers for Nintendo's Wii, the leading console gaming platforms. As a result of this circumstance, sales of control pads decreased both in absolute dollars and as a percentage of sales. In the United States sales of products for the PlayStation 2 and Xbox have declined in fiscal 2009 compared to fiscal 2008, partially offset by an increase in sales of products for the Xbox 360, PlayStation 3 and the Wii. Net sales in Europe increased $10.2 million primarily due to a full year of sales related to the acquisition of Saitek being included in the fiscal 2009 results. Sales also increased due to the continued expansion of market penetration of our console videogame peripherals products.

Net sales in Canada declined by $0.8 million primarily due to a decline in core product sales (primarily non-licensed control pads) to existing customers, as well as the Company's elimination of low margin and unprofitable product placements.

Net sales to other countries increased by $2.6 million, primarily due to a full year of sales related to the acquisition of Saitek being included in the fiscal 2009 results.

Our sales by quarter were as follows (in thousands):

	Year Ended March 31, 2009		Year Ended March 31, 2008	
	Net Sales	% of Total	Net Sales	% of Total
1st quarter	$ 23,226	21%	$14,631	17%
2nd quarter	25,750	23%	16,876	19%
3rd quarter	40,817	36%	34,316	39%
4th quarter	22,770	20%	21,914	25%
Total	$112,563	100%	$87,737	100%

In fiscal 2009, first quarter sales included the launch of the Wii Fit silicone cover, second quarter sales included the launch of the *Rock Band* Fender Precision bass replica for the Xbox 360, third quarter sales included the launch of the universal *Rock Band 2* Double Cymbal expansion pack and fourth quarter sales included the launch of the Fight Pad, Fight Stick and Tournament Edition Fight Stick for use with the *Street Fighter IV* games. In fiscal 2008, first quarter sales included the launch of the Bluetooth headset for the PlayStation 3, second quarter sales included *Halo 3* licensed products, third quarter sales included the launch of our racing wheel for the PlayStation 3, as well as licensed products for *Assassin's Creed* and *Mass Effect* and the fourth quarter sales did not include any material new product launches.

Our sales by product group are as follows:

	Year Ended March 31,	
	2009	2008
PC	31%	15%
Xbox 360	19%	17%
Handheld Consoles(a)	17%	18%
Wii	15%	6%
PlayStation 3	8%	13%
PlayStation 2	3%	12%
GameCube	2%	7%
Xbox	1%	4%
All others	4%	8%
Total	100%	100%

(a) Handheld consoles include Sony PSP and Nintendo Game Boy Advance, Game Boy Advance SP, DS, DS Lite and Micro.

Our sales by product category are as follows:

	Year Ended March 31,	
	2009	2008
Personal computer products	31%	15%
Accessories	29%	17%
Control pads	23%	30%
Bundles	7%	14%
Games(b)	1%	4%
Steering wheels	1%	3%
Memory	1%	3%
All others	7%	14%
Total	100%	100%

(b) Games category includes GameShark videogame enhancement products in addition to videogames with related accessories.

Gross Profit

Gross profit is defined as net sales less cost of sales. Cost of sales consists of product costs, cost of licenses and royalties, cost of freight-in and freight-out and distribution center costs, including depreciation and other overhead costs.

The following table presents net sales, cost of sales and gross profit for fiscal years ended March 31, 2009 and 2008 (in thousands):

	Year Ended March 31,					
	2009		2008			
	Amount	% of Net Sales	Amount	% of Net Sales	$ Change	% Change
Net sales	$112,563	100.0%	$87,737	100.0%	$24,826	28.3%
Cost of sales	80,558	71.6%	58,841	67.1%	21,717	36.9%
Gross profit	$ 32,005	28.4%	$28,896	32.9%	$ 3,109	10.8%

Gross profit in fiscal 2009 increased 10.8% from fiscal 2008, and gross profit as a percentage of net sales decreased to 28.4% in fiscal 2009 from 32.9% in fiscal 2008. The decrease in gross profit margin was predominately due the increased value of the U.S. dollar which decreased gross profit margin by approximately 4.4 percentage points. The remaining decrease in gross profit margin is attributable to a variety of small factors.

Operating Expenses

Operating expenses for fiscal years ended March 31, 2009 and 2008 were as follows (in thousands):

	March 31, 2009	% of Net Sales	March 31, 2008	% of Net Sales	$ Change	% Change
Sales and marketing	$13,216	11.7%	$10,304	11.8%	$ 2,912	28.3%
General and administrative	14,968	13.3%	11,004	12.5%	3,964	36.0%
Research and development	1,076	1.0%	1,516	1.7%	(440)	(29.0)%
Goodwill impairment	27,887	24.8%	—	—	27,887	100.0%
Amortization of intangibles	2,344	2.1%	987	1.1%	1,357	137.5%
Total operating expenses	$59,491	52.9%	$23,811	27.1%	$35,680	149.8%

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of payroll, commissions, participation at trade shows and travel costs for our worldwide sales and marketing staff, advertising and costs of operating our GameShark.com website. The increase in sales and marketing expense of $2.9 million is primarily due to a full year of expense related to the Saitek and Joytech operations being included in the fiscal 2009 results, which accounted for $2.9 million of the increase, and the fact that a significant portion of sales and marketing expense is variable to sales. Sales and marketing expenses as a percentage of net sales remained relatively flat from fiscal year 2008 to fiscal year 2009.

General and Administrative. General and administrative expenses include salaries and benefits for our executive and administrative personnel, facilities costs and professional services, such as legal and accounting, and bad debt expense. The increase in general and administrative expenses of $4.0 million is primarily due to a full year of expense related to the Saitek operations being included in the fiscal 2009 results which accounted for $2.2 million of the increase, increased employee related expenses at our U.S. subsidiary which accounted for $0.7 million of the increase, higher accounting fees which accounted for $0.5 million of the increase and bad debt expense, principally related to the Circuit City bankruptcy, which accounted for $0.5 million of the increase.

Research and Development. Research and development expenses include the costs of developing and enhancing new and existing products in addition to the costs of developing games. The decrease in research and development expenses is primarily due to decreased videogame development costs as we had no videogame game titles in development during the period.

Goodwill Impairment. Given a prolonged decline in the market capitalization of the Company noted through the third quarter of fiscal year 2009, which is the Company's strongest quarter given its seasonality, a goodwill impairment test was performed, at which time it was determined an impairment did exist. Accordingly, the Company performed the step two analysis and recorded an impairment charge of $27.9 million during the year ended March 31, 2009.

Amortization of Intangibles. Amortization of intangibles increased due to a full year of amortization of the Joytech and Saitek intangibles being recorded in fiscal 2009.

Interest Expense, Foreign Exchange Gain and Other Income

Interest expense, foreign exchange gain (loss) and other income for fiscal years ended March 31, 2009 and 2008 was as follows (in thousands):

	March 31, 2009	% of Net Sales	March 31, 2008	% of Net Sales	$ Change	% Change
Interest expense	$(2,094)	1.9%	$(1,156)	1.3%	$ (938)	(81.1)%
Foreign exchange (loss) gain	$ (462)	0.4%	$ 1,703	1.9%	$(2,165)	(127.1)%
Other income	$ 361	0.3%	$ 280	0.3%	$ 81	28.9%

Interest expense in fiscal 2009 increased from the prior year due to an increase in total debt outstanding attributable to financing the Saitek acquisition, partly offset by a decline in the line of credit interest rate during the period. The foreign exchange loss in fiscal 2009 compared to the fiscal 2008 gain resulted primarily from the loss in relative value between the British pound and the Euro against the U.S. dollar. Other income primarily consisted of advertising income from our GameShark.com website. Other income is materially consistent year to year.

Provision for Income Taxes

Income tax expense for fiscal years ended March 31, 2009 and 2008 was as follows (in thousands):

March 31, 2009	Effective Tax Rate	March 31, 2008	Effective Tax Rate	$ Change	% Change
$2,933	(9.9)%	$2,744	46.4%	$189	6.9%

The Company's effective tax rate is a blended rate for different jurisdictions in which the Company operates. Our effective tax rate fluctuates depending on the composition of our taxable income between the various jurisdictions in which we do business, including our U.S. operating company, and our Canadian and French entities for which we provide full valuation allowances against their losses. The decrease in effective tax rate in fiscal 2009 versus fiscal 2008 is primarily a result of the impact of the non-deductible goodwill impairment charge and the recognition of a valuation allowance on our U.S. deferred tax assets in fiscal 2009.

Recent Accounting Pronouncements

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These disclosure requirements are effective in two phases. Effective in the Company's current fiscal year, the amended standards will require enhanced disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers between categories of the fair value measurement hierarchy. Effective in our fiscal year beginning April 1, 2011, the amended standards will require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). These amended standards are not expected to significantly impact the Company's consolidated financial statements.

Liquidity and Capital Resources

Sources of Liquidity

Historically we have funded our operations primarily from cash generated from operations, a revolving line of credit (as discussed below) and proceeds from employee stock option exercises. At March 31, 2010, available cash was approximately $2.2 million compared to cash of approximately $2.9 million at March 31, 2009 and $5.2 million at March 31, 2008.

We maintain a Credit Facility (the "Credit Facility") with Wachovia Capital Finance Corporation (Central) ("Wachovia") under a revolving line of credit subject to the availability of eligible collateral (accounts receivable and inventories), which changes throughout the year. On June 23, 2009, we extended the term of the Credit Facility until October 31, 2012. The line of credit accrues interest on the daily outstanding balance at the U.S. prime rate plus 2.0% or, at the Company's option, LIBOR plus 3.50% with a LIBOR floor of 1.50%. At March 31, 2010 the interest rate was 5.3%. The Company is also required to pay a monthly service fee of $2,000 and an unused line fee equal to 0.50% of the unused portion of the loan. Borrowings under the Credit Facility are secured by a first priority interest in the inventories, equipment, accounts receivable and investment properties of Mad Catz, Inc. ("MCI") and by a pledge of all of the capital stock of the Company's subsidiaries and is guaranteed by the Company. See Note 7 to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" elsewhere in this Form 10-K.

On November 20, 2007, we issued to the seller of Saitek $14,500,000 of convertible notes ("Saitek Notes") as part of the consideration relating to that acquisition. On June 24, 2009, the terms of the Saitek Notes were amended to extend the maturity of the Saitek Notes to March 31, 2019 with annual principal and interest payments of $2,400,000 due beginning March 31, 2011 until the Saitek Notes are retired and quarterly cash payments for partial interest in the amount of approximately $45,000. As amended, the Saitek Notes bear interest at 7.5% through March 31, 2014 and 9.0% thereafter. The quarterly cash payments payable to date as well as an interest payment of $500,000 due on October 31, 2009, and an interest payment of $596,035 due on March 31, 2010 have been paid. We believe that we will be able to repay this debt through our earnings and capital availability without further modification. The Saitek Notes are convertible into Mad Catz common stock at the exercise price of $1.419 per share. See Note 8 to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" elsewhere in this Form 10-K.

Pursuant to the Saitek purchase agreement, a working capital adjustment in the amount of $847,000 was made to the purchase price based on the completion of the final balance sheet. The Company financed this amount with a note payable to The Winkler Atlantic Trust. The note was repaid in full as of March 31, 2010.

Net cash provided by (used in) operating activities was approximately $12.7 million, ($2.1) million and $6.2 million for the years ended March 31, 2010, 2009 and 2008, respectively. Net cash provided by operating activities in 2010 reflects net income for the year, decreases in accounts receivable, net of sales reserves and increases in accrued liabilities and income tax payable, partially offset by reductions in accounts payable. We will continue to focus on working capital efficiency, but there can be no assurance that income from operations will exceed working capital requirements and it is likely we will continue to rely on our credit facility to finance our working capital. Net cash used in operating activities in 2009 is mainly related to an increase in accounts receivable and decreases in accounts payable and accrued expenses offset by a decrease in inventories, all in the context of a loss from operations. Net cash provided by operating activities in 2008 reflects net income for the year and decreases in accounts receivable, net of sales reserves and inventories partially offset by decreases in accounts payable, accrued liabilities and prepaid expense and other current assets.

Net cash used in investing activities was approximately $2.7 million, $1.4 million and $14.0 million for the years ended March 31, 2010, 2009 and 2008, respectively. Net cash used in investing activities in 2010 and 2009 consisted of capital expenditures to support our operations. Net cash used in investing activities in 2008 was primarily due to the Saitek and Joytech acquisitions. Capital expenditures planned for 2011, excluding any potential acquisition, are approximately similar in total amount to that of fiscal 2010 and are discretionary in nature.

Net cash (used in) provided by financing activities was approximately ($10.7) million, $1.9 million and $10.3 million for the years ended March 31, 2010, 2009 and 2008, respectively. Net cash used in financing activities in 2010 consisted of net repayments under our line of credit. Net cash provided by financing activities in 2009 and 2008 consisted of net proceeds under our line of credit.

At March 31, 2010, the outstanding balance on our line of credit was $3.8 million and our weighted average annual interest rate during fiscal 2010 was 5.0%. We are required to meet a quarterly covenant based on the Company's fixed charge coverage ratio. The Company was in compliance with this covenant as of March 31, 2010.

At March 31, 2010, the outstanding balance and accrued interest on the Saitek convertible notes payable was $16.0 million.

We believe that our available cash balances, anticipated cash flows from operations and available line of credit will be sufficient to satisfy our operating needs for at least the next twelve months. However, in the normal course of its business the Company seeks incremental business opportunities, including acquisitions, which if such opportunities come to fruition, may require additional capital. Additionally, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, additional debt financing may contain more restrictive covenants than our existing debt.

Contractual Obligations and Commitments

The following summarizes our contractual payment obligations at March 31, 2010:

	Payments Due ($000's)				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Bank loan (excludes interest — see Note 7 of Notes to Consolidated Financial Statements)	$ 3,829	$3,829	$ —	$ —	—
Convertible notes payable (excludes interest — see Note 8 of Notes to Consolidated Financial Statements)	14,500	—	2,826	3,340	8,334
Operating leases (see Note 12 of Notes to Consolidated Financial Statements)	4,734	1,493	2,734	507	—
Royalty & license guaranteed commitments (see Note 12 of Notes to Consolidated Financial Statements)	442	302	140	—	—
Total	$23,505	$5,624	$5,700	$3,847	$8,334

As of March 31, 2010 and 2009, we did not have any relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

EBITDA RECONCILIATION (Unaudited)

EBITDA, a non-GAAP financial measure, represents net income before interest, taxes, depreciation and amortization. Prior to the third quarter of fiscal 2009, we had not recorded any goodwill impairment charges. To address the goodwill impairment charge recorded in fiscal 2009, we modified the calculation to exclude this non-operating, non-cash charge and defined the result as "Adjusted EBITDA". We believe this to be a more meaningful measurement of performance than the previously calculated EBITDA. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. As defined, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe, however, that in addition to the performance measures found in our financial statements, Adjusted EBITDA is a useful financial performance measurement for assessing our Company's operating performance. Our management uses Adjusted EBITDA as a measurement of operating performance in comparing our performance on a consistent basis over prior periods, as it removes from operating results the impact of our capital structure, including the interest expense resulting from our outstanding debt, and our asset base, including depreciation and amortization of our capital and intangible assets. In addition, Adjusted EBITDA is an important measure for our lender. We calculate Adjusted EBITDA as follows (in thousands):

	Years Ended March 31,		
	2010	2009	2008
	(In thousands of US dollars)		
Net income (loss)	$ 4,463	$(32,614)	$3,168
Adjustments:			
Interest expense, net	2,235	2,094	1,156
Income tax expense	1,470	2,933	2,744
Depreciation and amortization	3,766	4,193	2,910
EBITDA	11,934	(23,394)	9,978
Goodwill impairment	—	27,887	—
Adjusted EBITDA	$11,934	$ 4,493	$9,978

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market Risk

Market risk is the potential loss arising from changes in market rates and market prices. Our market risk exposure results primarily from fluctuations in foreign exchange rates and interest rates. Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur, since actual gains and losses will differ from those estimated, based upon actual fluctuations in foreign currency exchange rates and interest rates and the timing of transactions.

Foreign Currency Exchange Rate Risk

A majority of our international business is presently conducted in currencies other than the U.S. dollar and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly the CNY, the Pound Sterling, the Euro and the Canadian dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the difficulty in determining and obtaining predictable cash flow forecasts in our foreign operations based on the overall challenging economic environment and associated contract structures, we do not currently utilize any derivative financial instruments to hedge foreign currency risks. The volatility of the CNY, the Pound Sterling, the Euro and the Canadian dollar (and any other applicable currencies) will be monitored frequently throughout the coming year. If appropriate, we may enter into hedging transactions in order to mitigate our risk from foreign currency fluctuations. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. We estimate that an immediate 10% adverse change in foreign exchange rates not currently pegged to the U.S. dollar would decrease our reported net income by approximately $3.3 million for the year ended March 31, 2010.

Interest Rate Risk

We are exposed to interest rate risk on borrowings under the Credit Facility. Until June 30, 2009, funds advanced to us pursuant to the Credit Facility bore interest at the U.S. prime rate plus 0.75%. Beginning July 1, 2009, interest accrued at the U.S. prime rate plus 2.00% or, at the Company's option, LIBOR plus 3.50% with a LIBOR floor of 1.50%. We do not hedge our exposures to interest rate risk. We estimate that an increase of 1.0% in the interest rate under our Credit Facility would decrease our reported net income by approximately $0.2 million for the year ended March 31, 2010.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and Supplementary Data required by this Item, together with the reports of our independent registered public accounting firm, are set forth at the pages indicated on the Index to the Financial Statements on Page F-l included in Item 15 of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. As required by Securities and Exchange Commission Rules 13a-15(b) we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (who is also the Chief Accounting Officer), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2010. In making its assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its evaluation, management has concluded that, as of March 31, 2010, the Company's internal control over financial reporting was effective based on these criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm.

Changes in Internal Controls over Financial Reporting

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting, except for the implementation of new internal control features as discussed in Remediation of Significant Deficiencies. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

Remediation of Significant Deficiencies

In 2009, we identified significant deficiencies in our internal control over financial reporting in fiscal 2009 related to (1) our reviews over sales reserve estimates and (2) information technology general controls. In fiscal 2010, we have designed and implemented new internal control procedures to remediate these significant deficiencies. We implemented new procedures regarding the approval process and review process over sales reserves in order to ensure reserves are properly accounted for. Additionally, we implemented new policies, procedures and controls in the areas of information security to address weaknesses that could potentially impact financial reporting.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Certain information with respect to the executive officers of the Company is set forth in the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

The information required by this item with respect to the directors of the Company is incorporated herein by reference to the information under the caption "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Company's Management Proxy Circular for the Company's 2010 Annual Meeting of Shareholders (the "Proxy Statement").

We have adopted and maintain a code of business conduct and ethics that all executive officers and management employees must review and abide by (including our principal executive officer and principal financial officer), which we refer to as our Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at *http://www.madcatz.com* in the Investor Information section under the heading "Corporate Governance."

Item 11. *Executive Compensation*

The information required by Item 11 is incorporated herein by reference to the information in the Proxy Statement under the caption "Executive Compensation" specifically excluding the "Report of the Compensation Committee of the Board of Directors on Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated herein by reference to the information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated herein by reference to the information in the Proxy Statement under the caption "Certain Transactions."

Item 14. *Principal Accounting Fees and Services*

The information required by Item 14 is incorporated herein by reference to the information in the Proxy Statement under the caption "Principal Accountant Fees and Services."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as part of this report:

(1) *Financial Statements*

The consolidated financial statements of the Company are included herein as required under Item 8 of this report. See Index to Financial Statements on page F-1.

(2) *Financial Statement Schedules*

Schedules have been omitted because information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(3) *Exhibits* (numbered in accordance with Item 601 of Regulation S-K)

The following exhibits are filed or incorporated by reference into this report.

2.1	Stock Purchase Agreement dated as of May 28, 2010, by and between Mad Catz Interactive, Inc., Mad Catz, Inc., Tritton Technologies Inc. and the Stockholders of Tritton Technologies Inc. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
3.1(1)	Articles of Incorporation and Amendments thereto.
3.2(2)	By-Laws of the Company, as amended to date.
3.3(3)	Amendment to By-Law No. 2.
10.1(4)	Guarantee dated September 25, 2000, by 1328158 Ontario Inc. in favor of Congress Financial Corporation (Canada).
10.2(4)	General Security Agreement dated September 25, 2000, by Mad Catz, Inc. and FX Unlimited, Inc. in favor of Congress Financial Corporation (Central).
10.3(4)	Guarantee dated September 25, 2000, by Mad Catz, Inc. in favor of Congress Financial Corporation (Central).
10.4(5)	Amended and Restated General Security Agreement dated as of November 30, 2001, by Mad Catz, Inc. and FX Unlimited, Inc. in favor of Congress Financial Corporation (Central).
10.5(5)*	Amended and Restated Incentive Stock Option Plan of Mad Catz Interactive, Inc.
10.6(5)*	Form of Incentive Stock Option Plan.
10.7(6)*	Employment Agreement dated May 18, 2000, by and between Mad Catz, Inc. and Darren Richardson.
10.8(7)*	Amendment to Employment Agreement dated April 1, 2004, by and between Mad Catz Interactive, Inc. and Darren Richardson. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
10.9(8)	Xenon Game Peripheral Licensing Certification Agreement dated May 12, 2005, by and between Mad Catz, Inc. and Microsoft Corporation. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
10.10(9)*	Employment Agreement dated January 16, 2007, by and between Mad Catz Interactive, Inc. and Stewart Halpern.
10.11(10)*	Mad Catz Interactive, Inc. Stock Option Plan — 2007
10.12(10)*	Stock Option Agreement under the Mad Catz Interactive, Inc. Stock Option Plan — 2007
10.13(11)	Consideration Loan Note Instrument dated November 20, 2007, by Mad Catz Interactive, Inc. in favor of the Noteholders named therein.
10.14(11)	First Amending Agreement dated as of November 20, 2007, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).

10.15(11)	Pledge and Security Agreement dated November 20, 2007, by Winkler Atlantic Holdings Limited in favor of Wachovia Capital Finance Corporation (Central).
10.16(11)	Guarantee dated November 20, 2007, by Saitek Industries Limited in favor of Wachovia Capital Finance Corporation (Central).
10.17(11)	General Security Agreement dated November 20, 2007, by Saitek Industries Limited in favor of Wachovia Capital Finance Corporation (Central).
10.18(12)*	Amendment to Employment Agreement dated December 31, 2008, by and between Mad Catz Interactive, Inc. and Darren Richardson.
10.19(12)*	Amendment to Employment Agreement dated December 31, 2008, by and between Mad Catz Interactive, Inc. and Stewart Halpern.
10.20(12)*	Director Compensation Table
10.21(12)	Waiver and Amendment Letter Agreement dated March 18, 2009, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.22(12)	Third Amended and Restated Loan Agreement dated as of June 23, 2009, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.23(12)	General Security Agreement dated June 23, 2009, by Winkler Atlantic Holdings Limited in favor of and Wachovia Capital Finance Corporation (Central).
10.24(12)	Guarantee dated June 23, 2009, by Winkler Atlantic Holdings Limited in favor of Wachovia Capital Finance Corporation (Central).
10.25(12)	Negative Pledge Agreement dated June 23, 2009, by Saitek Elektronik Vertriebs Gmbh in favor of and Wachovia Capital Finance Corporation (Central).
10.26(12)	Guarantee dated June 23, 2009, by Saitek Elektronik Vertriebs Gmbh in favor of Wachovia Capital Finance Corporation (Central).
10.27(12)	First Amendment to Stock Pledge Agreement dated June 23, 2009, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.28(12)	Amendment to Consideration Loan Note Instrument and Promissory Note dated June 24, 2009, by and between Mad Catz Interactive, Inc. and Guymont Services SA as trustee of The Winkler Atlantic Trust.
10.29(13)	Xbox 360 Accessory License Agreement effective March 23, 2009, by and between Mad Catz, Inc. and Microsoft Corporation. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
21.1	Subsidiaries of the Company.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certifications of Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certifications of Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. These certifications are being furnished solely to accompany this Annual Report on Form 10-K and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the Company.
32.2	Certifications of Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. These certifications are being furnished solely to accompany this Annual Report on Form 10-K and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the Company.

(1) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2001 and incorporated herein by reference.

(2) This document was filed as an exhibit to the Registrant's Registration Statement on Form 20-F, dated June 1, 1999, filed with the Securities and Exchange Commission on June 3, 1999 and incorporated herein by reference.

(3) This document was filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2007 and incorporated herein by reference.

(4) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2000 and incorporated herein by reference.

(5) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2002 and incorporated herein by reference.

(6) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2003 and incorporated herein by reference.

(7) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2004 and incorporated herein by reference.

(8) This document was filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2005 and incorporated herein by reference.

(9) This document was filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended December 31, 2006 and incorporated herein by reference.

(10) This document was filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission for the fiscal year ended October 9, 2007 and incorporated herein by reference.

(11) This document was filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission for the fiscal year ended November 20, 2007 and incorporated herein by reference.

(12) This document was filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2009 and incorporated herein by reference.

(13) This document was filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2009 and incorporated herein by reference.

* Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAD CATZ INTERACTIVE, INC.

By: /s/ DARREN RICHARDSON

Darren Richardson
President and Chief Executive Officer

Date: June 10, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DARREN RICHARDSON **Darren Richardson**	President and Chief Executive Officer (Principal Executive Officer)	June 10, 2010
/s/ STEWART HALPERN **Stewart Halpern**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 10, 2010
/s/ THOMAS BROWN **Thomas Brown**	Director	June 10, 2010
/s/ ROBERT MOLYNEUX **Robert Molyneux**	Director	June 10, 2010
/s/ WILLIAM WOODWARD **William Woodward**	Director	June 10, 2010

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mad Catz Interactive, Inc.:

We have audited the accompanying consolidated balance sheets of Mad Catz Interactive, Inc. and subsidiaries (the Company) as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mad Catz Interactive, Inc. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Diego, California
June 10, 2010

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets
March 31, 2010 and 2009

	2010	2009
	(In thousands of U.S. dollars, except share data)	
ASSETS		
Current assets:		
Cash	$ 2,245	$ 2,890
Accounts receivable, net of allowances of $4,848 and $5,926 at March 31, 2010 and 2009, respectively	14,620	15,524
Other receivables	123	471
Inventories	16,975	17,774
Deferred tax assets	17	19
Income tax receivable	21	759
Prepaid expenses and other current assets	1,410	1,491
Total current assets	35,411	38,928
Deferred tax assets	766	484
Other assets	626	362
Property and equipment, net	3,452	2,242
Intangible assets, net	2,828	5,118
Goodwill	8,466	8,467
Total assets	$ 51,549	$ 55,601
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank loan	$ 3,829	$ 13,272
Accounts payable	11,871	13,528
Accrued liabilities	7,988	5,929
Note payable	—	847
Income taxes payable	1,670	655
Total current liabilities	25,358	34,231
Other long-term liabilities	357	453
Convertible notes payable	14,500	14,500
Total liabilities	40,215	49,184
Subsequent event (Note 16)		
Shareholders' equity:		
Common stock, no par value, unlimited shares authorized; 55,098,549 shares issued and outstanding at March 31, 2010 and 2009	48,865	48,255
Accumulated other comprehensive income (loss)	(55)	101
Accumulated deficit	(37,476)	(41,939)
Total shareholders' equity	11,334	6,417
Total liabilities and shareholders' equity	$ 51,549	$ 55,601

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations
Years Ended March 31, 2010, 2009 and 2008

	2010	2009	2008
	(In thousands of U.S. dollars, except share and per share data)		
Net sales	$ 119,012	$ 112,563	$ 87,737
Cost of sales	82,616	80,558	58,841
Gross profit	36,396	32,005	28,896
Operating expenses:			
Sales and marketing	11,452	13,216	10,304
General and administrative	12,343	14,968	11,004
Research and development	2,657	1,076	1,516
Goodwill impairment	—	27,887	—
Amortization of intangible assets	1,758	2,344	987
Total operating expenses	28,210	59,491	23,811
Operating income (loss)	8,186	(27,486)	5,085
Interest expense, net	(2,235)	(2,094)	(1,156)
Foreign exchange gain (loss), net	(270)	(462)	1,703
Other income	252	361	280
Income (loss) before income taxes	5,933	(29,681)	5,912
Income tax expense	(1,470)	(2,933)	(2,744)
Net income (loss)	$ 4,463	$ (32,614)	$ 3,168
Net income (loss) per share:			
Basic	$ 0.08	$ (0.59)	$ 0.06
Diluted	$ 0.08	$ (0.59)	$ 0.06
Number of shares used in per share computations:			
Basic	55,098,549	55,088,960	54,843,688
Diluted	55,103,237	55,088,960	55,314,438

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
Years Ended March 31, 2010, 2009 and 2008

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
		(In thousands of U.S. dollars, except share data)			
Balance at March 31, 2007	54,244,383	47,105	2,615	(12,493)	37,227
Stock option exercises	729,166	345	—	—	345
Stock-based compensation	—	267	—	—	267
Comprehensive income:					
Net income	—	—	—	3,168	3,168
Foreign currency translation adjustment	—	—	308	—	308
Total comprehensive income					3,476
Balance at March 31, 2008	54,973,549	$47,717	$ 2,923	$ (9,325)	$ 41,315
Stock option exercises	125,000	57	—	—	57
Stock-based compensation	—	481	—	—	481
Comprehensive loss:					
Net loss	—	—	—	(32,614)	(32,614)
Foreign currency translation adjustment	—	—	(2,822)	—	(2,822)
Total comprehensive loss					(35,436)
Balance at March 31, 2009	55,098,549	$48,255	$ 101	$(41,939)	$ 6,417
Stock-based compensation	—	610	—	—	610
Comprehensive loss:					
Net income	—	—	—	4,463	4,463
Foreign currency translation adjustment	—	—	(156)	—	(156)
Total comprehensive income					4,307
Balance at March 31, 2010	55,098,549	$48,865	$ (55)	$(37,476)	$ 11,334

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Cash Flows
Years Ended March 31, 2010, 2009 and 2008

	2010	2009	2008
	(In thousands of U.S. dollars)		
Cash flows from operating activities:			
Net income (loss)	$ 4,463	$(32,614)	$ 3,168
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,766	4,193	2,910
Amortization of deferred financing fees	176	56	34
Stock-based compensation	610	481	267
Goodwill impairment	—	27,887	—
Loss on disposal of assets	89	—	—
Provision (benefit) for deferred income taxes	(550)	2,657	1,489
Changes in operating assets and liabilities, net of effects of Joytech and Saitek acquisitions in 2008:			
Accounts receivable	864	(2,388)	7,465
Other receivables	332	98	431
Inventories	763	2,401	146
Prepaid expenses and other current assets	77	(15)	(472)
Other assets	53	(106)	(147)
Accounts payable	(1,731)	(3,127)	(7,690)
Accrued liabilities	1,877	(1,443)	(1,395)
Income taxes receivable/payable	1,933	(226)	12
Net cash provided by (used in) operating activities	12,722	(2,146)	6,218
Cash flows from investing activities:			
Purchases of property and equipment	(2,718)	(1,403)	(794)
Cash paid for Joytech acquisition	—	—	(2,983)
Cash paid for Saitek acquisition	—	—	(10,214)
Net cash used in investing activities	(2,718)	(1,403)	(13,991)
Cash flows from financing activities:			
Borrowings on bank loan	99,907	97,708	89,077
Repayments on bank loan	(109,350)	(95,906)	(78,952)
Payment of financing fees	(496)	—	(125)
Payment of Saitek completion note	(847)	—	—
Proceeds from exercise of stock options	—	57	345
Net cash provided by (used in) financing activities	(10,786)	1,859	10,345
Effects of foreign exchange on cash	137	(650)	308
Net increase (decrease) in cash	(645)	(2,340)	2,880
Cash, beginning of year	2,890	5,230	2,350
Cash, end of year	$ 2,245	$ 2,890	$ 5,230
Supplemental cash flow information:			
Income taxes paid	$ 1,007	$ 673	$ 1,340
Interest paid	$ 2,243	$ 822	$ 809
Supplemental disclosures of noncash investing and financing activities:			
Convertible notes payable issued in conjunction with Saitek acquisition	$ —	$ —	$ 14,500
Note payable issued	—	847	—
Fair value of assets acquired in acquisitions:			
Accounts receivable and other assets	—	—	13,506
Inventories	—	—	7,896
Property and equipment	—	—	899
Deferred tax assets	—	1,031	248
Assumed liabilities	—	—	(13,553)
In process research and development	—	—	—
Intangible assets	—	—	8,132
Goodwill	—	98	18,221
Restructuring and transaction costs	—	282	2,910

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Notes to Consolidated Financial Statements
(In U.S. dollars)

(1) Organization and Description of Business

The Company's products are designed, manufactured (primarily through third parties), marketed and distributed for all major console based videogame systems. The Company's products include videogame, PC and audio accessories, such as control pads, steering wheels, joysticks, memory cards, video cables, light guns, flight sticks, dance pads, microphones, car adapters, carry cases, mice, keyboards and headsets. The Company also markets GameShark videogame enhancement products and publishes videogames.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairments, reserves for accounts receivable and inventory, contingencies and litigation, valuation and recognition of share-based payments and income taxes. Illiquid credit markets, volatile equity, foreign currency, and declines in customer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's credit risk is primarily concentrated in accounts receivable. The Company generally does not require collateral on accounts receivable because a majority of its customers are large, well capitalized, established retail entities with operations throughout the United States, Canada and Europe. The Company maintains an allowance for doubtful accounts. For the year ended March 31, 2010, sales to the largest customer constituted 25% of gross sales and represented 30% of accounts receivable at March 31, 2010. For the year ended March 31, 2009, sales to the largest customer constituted 29% of gross sales and represented 33% of accounts receivable at March 31, 2009. At March 31, 2010 and 2009, there were no other customers which accounted for greater than 10% of gross sales or represented greater than 10% of accounts receivable.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash, accounts receivable, other receivables, accounts payable, accrued liabilities and income taxes receivable/payable approximate their fair values due to the short maturity of these instruments. The carrying value of the bank loan approximates its fair value as the interest rate and other terms are that which is currently available to the Company. The fair value of convertible notes cannot be reasonably estimated as the instrument's interest rate is likely not comparable to rates currently offered for similar debt instruments of comparable maturity given the state of the current credit markets. These notes are between the Company and the seller of Saitek (see Note 8).

Revenue Recognition

The Company recognizes revenue when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a customer purchase order, (2) the products are delivered, which occurs when the products are shipped and risk of loss has been transferred to the customer, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed reasonably assured. Our payment arrangements with customers typically provide net 30 and 60-day terms. All of our arrangements are single element arrangements and there are no undelivered elements after the point of shipment.

Amounts billed to customers for shipping and handling are included in net sales, and costs incurred related to shipping and handling is included in cost of sales.

Allowance for Doubtful Accounts and Other Allowances

Accounts receivable are recorded net of an allowance for doubtful accounts and other sales related allowances. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes known uncollectible accounts, the aging of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends.

The Company records allowances for customer marketing programs, including certain rights of return, price protection, volume-based cash incentives and cooperative advertising. The estimated cost of these programs is accrued as a reduction to revenue or as an operating expense in the period the Company sells the product or commits to the program. Such amounts are estimated, based on historical experience and contractual terms, and periodically adjusted based on historical and anticipated rates of returns, inventory levels and other factors and are recorded as either operating expenses or a reduction of sales in accordance with authoritative guidance.

Inventories

Raw materials, packaging materials and accessories are valued at the lower of cost, determined by the first-in, first-out method, or market. Finished goods are valued at the lower of cost or market, with cost being determined on an average cost basis using the first-in, first-out method. The Company regularly reviews inventory quantities on hand and in the retail channel, consumer demand and seasonality factors in order to recognize any loss of utility in the period incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets as follows:

Molds	3 years
Computer equipment and software	3 years
Manufacturing and office equipment	3 - 5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated useful life or remaining life of lease

Major improvements and betterments are capitalized.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization and are amortized over the estimated useful lives of the assets on a straight-line basis. The range of useful lives is one to 15 years.

	Useful Life (Years)
Trademarks	4 - 15
Customer relationships	3 - 6
Product lines	2 - 3
Copyrights	5
Website	4
Other	1 - 3

Goodwill

The Company reviews its goodwill for impairment as of the end of each fiscal year or when an event or a change in facts and or circumstances indicates the fair value of a reporting unit may be below its carrying amount.

Authoritative guidance requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company determined that it has one reporting unit and assesses fair value based on a review of the Company's market capitalization as well as a discounted cash flow model, for which the key assumptions include revenue growth, gross profit margins, operating expense trends and the Company's weighted average cost of capital. Given the volatility of the Company's stock price and market capitalization, which fluctuates significantly throughout the year, the Company does not believe that its market capitalization is necessarily the best indicator of the fair value of the Company at any moment in time. However, the Company has determined that market capitalization over a sustained period, when considered with other factors may be an appropriate indicator of fair value. Further, to the extent the carrying amount of the Company's reporting unit exceeds its market capitalization over a sustained period, an impairment may exist and require the Company to test for impairment.

In 2009, the carrying amount of the Company's reporting unit had exceeded its market capitalization over a sustained period, accordingly, the Company recorded a goodwill impairment charge of $27.9 million for the year ended March 31, 2009. The Company completed its annual assessment of impairment as of March 31, 2010, which did not indicate any impairment of goodwill at such date. No assurance can be given that the Company will not be required to record additional goodwill impairments in future periods.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. During 2009, the Company determined that a triggering event had occurred and performed the required analysis, which indicated that no impairment existed. There were no triggering events during fiscal year 2010.

Royalties and Intellectual Property Licenses

Royalty and license expenses consist of royalties and license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of our products. Royalty-based payments that are paid in advance are generally capitalized and expensed to cost of sales at the greater of the contractual or effective royalty rate based on net product sales.

Royalty payments to independent videogame developers and co-publishing affiliates are payments for the development of intellectual property related to the Company's videogame titles. Payments made prior to the establishment of technological feasibility are expensed as research and development. Once technological feasibility has been established, payments made are capitalized and amortized upon release of the product. Additional royalty payments due after the general release of the product are typically expensed as cost of sales at the higher of the contractual or effective royalty rate based on net product sales.

Advertising and Research and Development

Advertising costs and research and development are expensed as incurred. Advertising costs amounted to $3,392,000, $3,796,000, and $3,184,000 in 2010, 2009 and 2008, respectively. Cooperative advertising with retailers is recorded when revenue is recognized and such amounts are included in sales and marketing expense if there is a separate identifiable benefit with a fair value. Otherwise, such costs are recognized as a reduction of sales. Research and development costs amounted to $2,657,000, $1,076,000 and $1,516,000 for the years ended March 31, 2010, 2009 and 2008, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and tax basis of assets and liabilities and for tax loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not "more likely than not" that a deferred tax asset will be realized, a valuation allowance is provided. Significant management judgment is required in assessing the realizability of the Company's deferred tax assets. In performing this assessment, management considers whether it is more likely than not that some portion or all of the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income in each tax jurisdiction during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Foreign Currency Translation

For each of the Company's foreign operating subsidiaries the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using monthly average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding, increased by potentially dilutive securities. Potentially dilutive securities are calculated using the treasury stock method and represent incremental shares issuable upon exercise of outstanding stock options. However, potentially dilutive securities are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

The following table sets forth the computation of diluted weighted average common and potential common shares outstanding for the years ended March 31, 2010, 2009 and 2008:

	Years Ended March 31,		
	2010	2009	2008
Basic weighted average common shares outstanding	55,098,549	55,088,960	54,843,688
Effect of dilutive securities — options	4,688	—	470,750
Diluted weighted average common and potential common shares outstanding	55,103,237	55,088,960	55,314,438

Weighted average stock options to purchase of 7,284,233, 5,565,653 and 2,229,223 shares for the years ended March 31, 2010, 2009 and 2008, respectively, were excluded from calculation because of their anti-dilutive effect. Weighted average shares of 10,217,744, 10,217,744 and 3,831,924 related to the convertible note payable were excluded from the calculation because of their anti-dilutive effect in fiscal years 2010, 2009 and 2008.

Stock-Based Compensation

The Company records compensation expense associated with share-based awards made to employees and directors based upon their grant date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is four years, except for grants to Board of Directors, which vest immediately.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model, using the assumptions noted in Note 10 — Stock-Based Compensation. The expected life of the options is based on a number of factors, including historical exercise experience, the vesting term of the award, the expected volatility of the Company's stock and an employee's average length of service. The expected volatility is estimated based on the historical volatility (using daily pricing) of the Company's stock. The risk-free interest rate is determined based on a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the stock options. In accordance with authoritative guidance, the Company reduces the calculated stock-based compensation expense for estimated forfeitures by applying a forfeiture rate, based upon historical pre-vesting option cancelations. Estimated forfeitures will be reassessed at each balance sheet date and may change based on new facts and circumstances.

See Note 10 — Stock-Based Compensation for additional information regarding our stock-based compensation plans.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and certain changes in equity that are excluded from net income (loss). Accumulated other comprehensive income represents net unrealized gains and losses from foreign currency translation adjustments.

Recently Adopted Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board ("FASB") issued authoritative guidance for determining the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." This guidance states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets will be applied prospectively to intangible assets acquired after the effective date of April 1, 2009. The Company adopted the provisions of this guidance beginning April 1, 2009, and the adoption did not have an impact on its unaudited condensed consolidated financial statements.

In November 2008, the FASB issued authoritative guidance for accounting for defensive intangible assets, which applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, the guidance requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the intangible asset will directly or indirectly affect the entity's cash flows. Defensive intangible assets must be recognized at fair value in accordance with authoritative guidance. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company adopted the provisions of this guidance beginning April 1, 2009, and the adoption did not have an impact on its unaudited condensed consolidated financial statements.

In June 2008, the Emerging Issues Task Force ("EITF") issued authoritative guidance for determining whether an instrument is indexed to an entity's own stock, which addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. The Company adopted the provisions of this guidance beginning April 1, 2009, and the adoption did not have a material impact on its unaudited condensed consolidated financial statements.

In June 2009, the FASB issued guidance establishing the FASB Accounting Standards Codification ("Codification") as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The provisions of this guidance are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the basis for conclusions on the change(s) in the Codification. The Company adopted this guidance beginning July 1, 2009 and accordingly, has removed references to legacy U.S. GAAP herein.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance was effective for the Company's fiscal 2010 and the adoption did not have an impact on the Company's results of operations and financial position in fiscal 2010.

In May 2008, the FASB issued authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion, which applies to all convertible debt instruments that have a "net settlement feature," which means that such convertible debt instruments, by their terms, may be settled either wholly or partially in cash upon conversion. This guidance requires issuers of convertible debt instruments that may be settled wholly or partially in cash upon conversion to separately account for the liability and equity components in a manner reflective of the issuers' nonconvertible debt borrowing rate. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company adopted the provisions of this guidance on April 1, 2009, but it did not have an impact on its unaudited condensed consolidated financial statements as the Company's convertible debt instrument does not contain a net settlement feature.

In May 2009, the FASB issued authoritative guidance for subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In February 2010, the FASB amended this guidance under Accounting Standard Update ("ASU") 2010-09, *Amendments to Certain Recognition and Disclosure Requirements* and the amended guidance removed the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events and was effective upon issuance.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value in the financial statements. In February 2008, the FASB issued authoritative guidance, which allows for the delay of the effective date of the authoritative guidance for fair value measurements for one year for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted the provisions of the guidance for financial assets and liabilities as of April 1, 2008 with the exception of the application of the statement to nonrecurring nonfinancial assets and nonfinancial liabilities, which the Company adopted on April 1, 2009. This adoption did not have an impact on the Company's unaudited condensed consolidated financial statements.

In April 2009, the FASB issued authoritative guidance on fair value determination, which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of this guidance on April 1, 2009 and the adoption did not have an impact on its unaudited condensed consolidated financial statements.

(3) Acquisitions

Saitek

On November 20, 2007, the Company acquired all of the outstanding stock of Winkler Atlantic Holdings Limited ("WAHL"), a private holding company that owned Saitek, a provider of PC games accessories, PC input devices, multimedia audio products, chess and intelligent games for a total purchase price of $33.5 million. The Company acquired Saitek to further diversify its products and geographic distribution capabilities. The strategic combination broadened the product lines the Company offers, expanded the Company's geographic presence and allows the Company to provide a more comprehensive product suite to its customers. The acquisition was recorded using the purchase method of accounting. Thus, the results of operations from Saitek are included in the Company's consolidated financial statements from the date of acquisition.

Activities related to the Saitek acquisition restructuring plan are as follows for the year ended March 31, 2009 (in thousands):

	Severance	Lease Exit	Total
Balance at March 31, 2008	$ 830	$ 80	$ 910
Payments	(786)	(80)	(866)
Reversals	(44)	—	(44)
Balance at March 31, 2009	$ —	$ —	$ —

(4) Inventories

Inventories consist of the following (in thousands):

	March 31, 2010	March 31, 2009
Raw materials	$ 1,546	$ 949
Finished goods	15,429	16,825
Inventories	$16,975	$17,774

(5) Property and Equipment

Property and equipment consist of the following (in thousands):

	March 31, 2010	March 31, 2009
Molds	$ 6,400	$ 5,352
Computer equipment and software	2,734	2,382
Manufacturing and office equipment	1,013	854
Furniture and fixtures	383	338
Leasehold improvements	623	465
	11,153	9,391
Less: Accumulated depreciation and amortization	(7,701)	(7,149)
Property and equipment, net	$ 3,452	$ 2,242

Depreciation and amortization expense totaled $1,421,000, $1,262,000, and $1,250,000 for the years ended March 31, 2010, 2009 and 2008, respectively.

(6) Intangible Assets and Goodwill

The Company's acquired intangible assets are summarized as follows (in thousands):

	Cost	Accumulated Amortization	2010 Net Book Value	2009 Net Book Value	Useful life (Years)
Trademarks	$ 5,472	$4,445	$1,027	$1,751	4 - 15
Customer relationships	3,199	1,415	1,784	2,338	3 - 6
Product lines	3,194	3,187	7	1,003	2 - 3
Other	110	100	10	26	1 - 3
Intangible assets	$11,975	$9,147	$2,828	$5,118	

Amortization of intangible assets was approximately $2,345,000, $2,931,000 and $1,660,000 in fiscal 2010, 2009 and 2008, respectively.

As of March 31, 2010, the future estimated amortization expense for these acquired intangible assets for the next five years and thereafter is expected to be as follows (in thousands):

	Future Amortization
Year ending March 31, 2011	667
Year ending March 31, 2012	602
Year ending March 31, 2013	595
Year ending March 31, 2014	395
Year ending March 31, 2015	83
Thereafter	486
	2,828

The changes in the carrying amount of goodwill for the years ended March 31, 2010 and 2009 are as follows:

Balance at March 31, 2008	35,704
Saitek purchase price adjustments:	
Working capital adjustment	847
Adjustment to estimated transaction costs	282
Release of deferred tax asset valuation allowances upon merger of Saitek entities into Mad Catz entities	(1,031)
Translation adjustment	552
Impairment charge	(27,887)
Balance at March 31, 2009	$ 8,467
Translation adjustment	(1)
Balance at March 31, 2010	$ 8,466
Accumulated goodwill impairment losses at March 31, 2010	$(27,887)

(7) Bank Loan

The Company has a Credit Facility with Wachovia Capital Finance Corporation (Central) ("Wachovia") to borrow funds under a revolving line of credit subject to the availability of eligible collateral (accounts receivable and inventories), which changes throughout the year. At March 31, 2010, the amount outstanding under the line of credit was $3,829,000. On June 23, 2009, the Company extended the term of the Credit Facility until October 31, 2012. The line of credit accrues at the U.S. prime rate plus 2.00% or, at the Company's option, LIBOR plus 3.50% with a LIBOR floor of 1.50%. At March 31, 2010 and 2009, the interest rate was 5.3% and 3.5%, respectively. The Company is also required to pay a monthly service fee of $2,000 and an unused line fee equal to 0.50% of the unused portion of the loan. Borrowings under the Credit Facility are secured by a first priority interest in the inventories, equipment, accounts receivable and investment properties of Mad Catz, Inc. ("MCI") and by a pledge of all of the capital stock of the Company's subsidiaries and is guaranteed by the Company. The Company is required to meet a quarterly financial covenant based on the Company's trailing four quarter's coverage of fixed charges. The Company was in compliance with the current fixed charge coverage ratio covenant as of March 31, 2010 and 2009.

(8) Convertible Notes Payable

On November 20, 2007, in connection with the acquisition of our Saitek operations, the Company issued convertible notes with an aggregate principal amount of $14,500,000 (the "Saitek Notes"). On June 24, 2009, the terms of the Saitek Notes were amended to extend the maturity of the Saitek Notes to March 31, 2019 with an interest payment of $2,400,000 due March 31, 2011 and annual principal and interest payments of $2,400,000 due beginning March 31, 2012 until the Saitek Notes are retired and quarterly cash payments for partial interest in the amount of approximately $45,000. As amended, the Saitek Notes bear interest at 7.5% through March 31, 2014 and 9.0% thereafter. The quarterly cash payments payable to date as well as an interest payment of $500,000 due on October 31, 2009, and an interest payment of $596,035 due on March 31, 2010 have been paid. The Saitek Notes are convertible into Mad Catz Interactive, Inc. common stock at the exercise price of $1.419 per share. The conversion price represented a 15% premium to the average closing share price of the Company's stock over the preceding 15 trading days prior to execution of the purchase agreement relating to the Saitek acquisition. If fully converted, the Notes would convert into approximately 10,217,744 shares of the Company's common stock.

The Company's debt at March 31, 2010 is scheduled to mature as follows:

Year ending March 31:	
2011	$ —
2012	1,262
2013	1,564
2014	1,684
2015	1,656
Thereafter	8,334
	$14,500

(9) Saitek Completion Note

Pursuant to the Saitek purchase agreement, a working capital adjustment in the amount of $847,000 was made in fiscal 2009 to the purchase price based on the completion of the final balance sheet. The Company financed this amount with a note payable. The note is unsecured, was originally due August 1, 2011 including all accrued interest, and bears interest at 7% per annum compounded annually. As part of restructuring the Saitek Notes described above, the Company was required to repay this note in full, plus accrued interest, on March 31, 2010. There is no outstanding balance related to this note as of March 31, 2010.

(10) Stock-Based Compensation

The Company's Amended and Restated Incentive Stock Option Plan (the "Prior Plan") allowed the Company to grant options to purchase common stock to employees, officers and directors. In October 2007, the shareholders of the Company approved the Mad Catz Interactive, Inc., Stock Option Plan — 2007 (the "2007 Plan"). As a result, the 2007 Plan replaced the Prior Plan, and no grants will be made under the Prior Plan in the future. During fiscal years 2010, 2009 and 2008, no grants were issued from the Prior Plan. The Prior Plan allowed for a maximum of 6,000,000 shares of common stock to be issued pursuant to options granted. Options granted under the Prior Plan before fiscal year 2007 generally expired five years from the date of grant and generally vested over a period of two years with one-third vesting immediately. At March 31, 2010, a total of 1,917,500 options were outstanding and options to purchase 1,731,302 shares were exercisable under the Prior Plan.

The 2007 Plan allows the Company to grant options to purchase common stock to employees, officers and directors up to a maximum of 6,500,000 shares of common stock. Options granted under the 2007 Plan expire ten years from the date of grant and generally vest over a period of four years, with the first 25% vesting on the one-year anniversary of the grant date and the remainder vesting monthly over the remaining 36 months. At March 31, 2010, a total of 5,658,400 options were outstanding, options to purchase 2,321,571 shares were exercisable, and 841,600 shares were available for future grant under the 2007 Plan.

The Company's options are denominated in U.S. dollars for options granted in fiscal years 2010, 2009 and 2008 and denominated in Canadian dollars for options granted prior to fiscal year 2008. For convenience, per share amounts stated below have been translated to U.S. dollars at the rate of exchange in effect at the balance sheet date. A summary of option activity for the years ended March 31, 2010, 2009 and 2008 is presented as follows:

	2010		2009		2008	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,396,275	$0.58	3,835,334	$0.80	3,605,500	$0.54
Granted	725,000	0.33	3,925,000	0.46	1,425,000	1.18
Exercised	—	—	(125,000)	0.46	(729,166)	0.49
Expired/canceled	(545,375)	0.87	(239,059)	0.75	(466,000)	0.97
Outstanding, end of year	7,575,900	$0.58	7,396,275	$0.58	3,835,334	$0.80
Exercisable, end of year	4,052,873	$0.63	2,535,002	$0.64	1,978,386	$0.66
Vested and expected to vest, end of year	7,329,288	$0.58	7,055,986	$0.63	2,851,838	$0.78

As of March 31, 2010 the aggregate intrinsic value of options outstanding was $195,001 and the remaining contractual term of these options was 7.9 years; the aggregate intrinsic value of options exercisable was $54,814, and the remaining contractual term of these options was 7.5 years. As of March 31, 2010, the total unrecognized compensation cost related to unvested options was $1,236,000, which is expected to be recognized over a weighted-average period of 2.01 years.

The weighted average per share fair value of the options granted during the years ended March 31, 2010, 2009 and 2008 were $0.22, $0.46 and $0.65, respectively.

There were no options exercised during the year ended March 31, 2010.

The Company estimated the fair value of each stock option grant on the date of grant using the Black-Scholes model with the following assumptions for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
Assumptions:			
Expected volatility	85%	74% - 75%	74% - 75%
Risk-free interest rate	2.47%	2.18% - 3.11%	4.37% - 4.78%
Forfeitures	7%	5%	7%
Dividend yield	—	—	—
Expected term	5 years	1 - 5 years	1 - 4 years

The Company's net income for the years ended March 31, 2010, 2009 and 2008 has been reduced by stock-based compensation expense, net of taxes, of approximately $0.4 million, $0.3 million and $0.1 million, respectively.

(11) Income Taxes

Domestic and foreign income (loss) before income taxes and details of income tax expense (benefit) are as follows (in thousands):

	Years Ended March 31,		
	2010	2009	2008
Income (loss) before income taxes:			
Domestic (U.S.)	$ 777	$(16,563)	$3,987
Foreign	5,156	(13,118)	1,925
	$5,933	$(29,681)	$5,912
Income tax expense (benefit):			
Current:			
Federal (U.S.)	$ 7	$ (630)	$ 511
State (U.S.)	204	56	27
Foreign	1,809	850	717
Total current	2,020	276	1,255
Deferred:			
Federal (U.S.)	—	2,467	884
State (U.S.)	—	459	538
Foreign	(550)	(269)	67
Total deferred	(550)	2,657	1,489
Income tax expense	$1,470	$ 2,933	$2,744

The difference between reported income tax expense and the amount computed by multiplying income (loss) before income taxes by the Company's applicable Canadian statutory tax rate of approximately 33%, 33% and 35% for the years ended March 31, 2010, 2009 and 2008, respectively, is reconciled as follows (in thousands):

	Years Ended March 31,		
	2010	2009	2008
Income tax expense (benefit) using the Company's Canadian statutory tax rates	$1,940	$(9,906)	$2,096
Income taxed in jurisdictions other than Canada	(823)	1,468	(174)
Goodwill impairment	—	7,511	—
Change in valuation allowance	76	3,665	1,054
Other	277	195	(232)
	$1,470	$ 2,933	$2,744

The sources of significant temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	March 31,	
	2010	2009
Deferred tax assets:		
Tax loss carryforwards	$ 10,300	$ 10,509
Difference between book and tax basis of inventories	691	789
Difference between book and tax basis of accounts receivables	394	424
Deferred fees not currently deductible	100	86
Accruals and reserves not currently deductible	845	552
Difference between book and tax basis of intangible assets, property & equipment	1,090	814
Unclaimed depreciation on property and equipment	242	278
Goodwill and intangibles	500	—
Unclaimed scientific research expenditures	226	184
Other	152	205
	14,540	13,841
Less valuation allowance	(13,236)	(12,829)
Net deferred tax assets	$ 1,304	$ 1,012
Deferred tax liabilities:		
Federal liability on state tax loss	$ 235	$ 231
Prepaid liabilities	139	24
Goodwill and intangibles	147	254
Net deferred tax liabilities	$ 521	$ 509
Net deferred tax assets	$ 783	$ 503

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in each tax jurisdiction during the periods in which temporary differences in those jurisdictions become deductible. Management considers the scheduled reversal of deferred liabilities, projected future taxable income, and tax planning strategies in making this assessment.

With regards to the deferred tax assets of our Canadian entities, Mad Catz Interactive, Inc. ("MCII"), and MCC, the Company believes there is insufficient evidence to conclude that realization of the benefit is more likely than not and therefore the Company has provided a full valuation allowance against these assets. MCII is a corporate entity, which has no revenue or other income, and incurs corporate-related expenses. Taxable losses are incurred each year and MCII has a history of operating losses. MCC is a sales office, which has generated a minimal pretax book income in recent years, but has a history of losses in prior years, and is projected to generate minimal taxable income in future years. These circumstances are not anticipated to change and therefore the Company does not expect MCII or MCC to generate sufficient taxable income in the foreseeable future to enable either entity to utilize their tax loss carryforwards. MCI is the Company's main operating entity and corporate headquarters and also owns the Mad Catz intellectual property. As MCI has a cumulative three year pretax book loss as of March 31, 2009, the Company believes there is insufficient evidence to conclude that realization of the deferred tax assets are more likely than not, and therefore continues to record a full valuation allowance against these assets. MCE, the United Kingdom sales office, has deferred tax assets from a prior acquisition that are not more likely than not realizable and therefore has recorded a partial valuation allowance against these assets. With regard to Hong Kong and Germany's deferred tax assets, the Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, and therefore no valuation allowance has been provided for these assets. These entities have historically realized pretax book income and taxable income and are projected to continue to do so for the foreseeable future.

MCI has U.S. federal and California tax carryforwards of approximately $2.1 million, and $7.8 million, respectively, which may be carried forward to reduce future years' taxable income. These losses begin to expire in 2023 and 2014 respectively. Saitek has foreign net operating loss carryforwards of approximately $15.1 million which may be carried forward indefinitely.

The Internal Revenue Code limits the future availability of net operating loss and tax credit carryforwards that arose prior to certain cumulative changes in a corporation's ownership resulting in a change of our control. In 2007 when the Company purchased the Saitek group, we acquired federal and state net operating loss carryforwards of approximately $2.8 million and $3.6 million, respectively. This event triggered an ownership change for purposes of IRC Section 382. All of the federal and $3.6 million of the California net operating losses are subject to an annual limitation.

The total capital and non-capital income tax losses of MCII and MCC as of March 31, 2010 of $4.2 million, is based upon the total tax loss carry-forward amount in Canadian dollars of $14.9 million, translated into U.S. dollars at the March 31, 2010 exchange rate (1 Canadian dollar = 0.98151 U.S. dollar) and tax-effected at a 29% estimated rate. The gross tax loss carryforwards of Cdn.$14.9 million is made up of (i) MCII non-capital income tax losses of approximately Cdn.$11.2 million (U.S.$11 million), which expire from 2014 through 2030, (ii) MCII net capital tax losses of approximately Cdn.$3.2 million (U.S.$3.1 million), which are available indefinitely to offset taxable capital gains, and (iii) MCC non-capital income tax losses of approximately Cdn.$0.5 million (U.S.$0.5 million), which expire from 2014 through 2015. A full valuation allowance is provided against all these tax losses.

MCII does not record deferred income taxes on the undistributed earnings of its non-Canadian subsidiaries based upon the Company's intention to permanently reinvest undistributed earnings. MCII may be subject to income and withholding taxes if earnings of the non-Canadian subsidiaries were distributed.

There were no unrecognized tax benefits at March 31, 2010 and 2009. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. The Company is currently under audit in France for 2007, 2008, and 2009. Additionally, the Company received a tax inquiry from Hong Kong Inland Revenue for 2009.

The Company's historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions for fiscal years ended March 31, 2007 to the present. With few exceptions, the Company is no longer subject to foreign examinations by tax authorities for fiscal years ended before March 31, 2006. Effectively, all of the Company's foreign subsidiaries historical tax years are subject to examination by various foreign tax authorities due to the generation of net operating losses.

The Company does not foresee any material changes to unrecognized tax benefits within the next twelve months.

(12) Commitments and Contingencies

Leases

The Company is obligated under certain non-cancelable operating leases, primarily for warehouses and office space. Rent expense for operating leases was approximately $1,519,000, $1,624,000 and $1,851,000 for the years ended March 31, 2010, 2009 and 2008, respectively. Annual future minimum rental payments required under operating leases as of March 31, 2010 are as follows (in thousands):

Year ending March 31:	
2011	$1,493
2012	1,257
2013	884
2014	593
2015	406
Thereafter	101
	$4,734

Royalty and License Agreements

The Company has license agreements to utilize existing design and utility technology with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and license fees based on different percentages of certain types of sales or a predetermined amount per unit. Royalty and license expenses were $6,363,000, $4,198,000 and $2,086,000 for the years ended March 31, 2010, 2009 and 2008, respectively. Annual future minimum rental payments required under royalty and license agreements as of March 31, 2010 are as follows (in thousands):

Year ending March 31:	
2011	$302
2012	140
	$442

(13) Employee Savings Plan

MCI has an employee savings plan that permits eligible participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company may make discretionary matches of employee contributions. During 2010, 2009 and 2008 the Company matched 50% of the first 8% of compensation that was contributed by each participating employee to the plan. The Company's discretionary contributions to the plan were $154,000, $139,000 and $136,000 for the years ended March 31, 2010, 2009 and 2008, respectively.

(14) Geographic and Product Line Data

The Company's sales are attributed to the following geographic regions (in thousands):

	2010	2009	2008
Net sales:			
United States	$ 63,223	$ 65,003	$52,129
Europe	49,005	41,442	31,257
Canada	3,109	1,974	2,806
Other countries	3,675	4,144	1,545
	$119,012	$112,563	$87,737

Revenue is attributed to geographic regions based on the location of the customer. During the years ended March 31, 2010, 2009 and 2008, one customer individually accounted for at least 10% of the Company's gross sales in each year, and this customer accounted for 25%, 29% and 33% of the Company's gross sales, respectively.

The Company's property and equipment are attributed to the following geographic regions (in thousands):

	2010	2009
Property and equipment:		
United States	$ 787	$ 394
Europe	160	115
Other countries	2,505	1,317
	$3,452	$1,826

Our gross sales by product category are as follows:

	Year Ended March 31,	
	2010	2009
Controllers	$ 36,476	$ 29,124
Specialty Controllers	31,557	20,723
Accessories	30,865	58,982
Audio	19,321	8,492
PC	10,167	7,399
Games	1,792	1,225
All others	746	2,124
Total	$130,924	$128,069

(15) Quarterly Financial and Market Information (Unaudited)

	Quarter Ended			
	June 30	Sept. 30	Dec. 31	Mar 31
	(Amounts in thousands, except per share data)			
Fiscal 2010 Consolidated:				
Net sales	$22,378	$21,603	$ 48,763	$26,268
Gross profit	6,623	6,757	15,941	7,075
Operating income (loss)	(24)	(178)	7,644	744
Net income (loss)	(996)	(971)	5,592	838
Net income (loss) per share — basic	(0.02)	(0.02)	0.10	0.02
Net income (loss) per share — diluted	(0.02)	(0.02)	0.09	0.02
Common stock price per share:				
High	0.47	0.50	0.54	0.57
Low	0.22	0.24	0.32	0.33
Fiscal 2009 Consolidated:				
Net sales	$23,226	$25,750	$ 40,817	$22,770
Gross profit	8,194	7,723	10,548	5,540
Operating income (loss)	(884)	(819)	(26,419)	636
Net loss	(777)	(1,239)	(26,909)	(3,689)
Net loss per share — basic	(0.01)	(0.02)	(0.49)	(0.07)
Net loss per share — diluted	(0.01)	(0.02)	(0.49)	(0.07)
Common stock price per share:				
High	0.81	0.80	0.61	0.45
Low	0.55	0.45	0.25	0.15

(16) Subsequent Event

On May 28, 2010, the Company acquired all of the capital stock of Tritton Technologies Inc., a company in the business of developing, manufacturing, marketing and selling videogame and PC accessories, most notably gaming audio headsets, for total purchase price of up to approximately $10 million. Under the terms of the acquisition, the $10.1 million purchase consideration is subject to working capital adjustment and is comprised of approximately $1.5 million in cash from Mad Catz' cash on hand, and up to $8.6 million in earnout consideration payable over the next five years based on future product sales.

The strategic combination is expected to broaden the product lines the Company offers and allow the Company to provide a more comprehensive product suite to its customers.

The Company has not yet commenced the purchase accounting for this transaction, including determining the fair value of the contingent earnout consideration, and accordingly, has not included further disclosures required for business combinations herein.

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CORPORATE **INFORMATION**

SHAREHOLDER INFORMATION
For a copy of the Annual Report, Interim Reports and/or any other investor related material contact:

Jaffoni & Collins
104 Fifth Avenue, 14th Floor, New York, NY 10011
phone: 212 835 8500 facsimile: 212 835 8525

Transfer Agent and Registrar inquiries regarding change of address, registered share holdings, share transfers, lost certificates, and duplicate mailings should be directed, as appropriate, to:

Computershare Trust Company of Canada
100 University Avenue, 11th Floor

Toronto, Canada M5J 2Y1

STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange: MCZ

The NYSE AMEX: MCZ

AUDITORS
KPMG LLP
4747 Executive Drive
San Diego, California 92121 USA

REGISTERED OFFICE
BCE Place, Suite 2500, 181 Bay Street
Toronto Ontario M5J 2T7

MAD CATZ, INC. OFFICE
7480 Mission Valley Road, Suite 101
San Diego, California 92108 USA

phone: 619 683 9830 facsimile: 619 683 9839

WEBSITE
www.madcatz.com

BOARD OF DIRECTORS
Thomas R. Brown
Chairman

Robert J. Molyneux

Darren Richardson

William Woodward

MAD CATZ INTERACTIVE, INC. OFFICERS
Darren Richardson
President & CEO

Stewart A. Halpern
Chief Financial Officer

OPERATING COMPANY MANAGEMENT
Darren Richardson
President & CEO

Stewart A. Halpern
Chief Financial Officer

Brian Johnny Andersen
Chief Operating Officer

Whitney Peterson
General Counsel &
Vice President Corporate Development

Lo Kit Nui
Asia General Manager

LEGAL COUNSEL
Lang Michener LLP
BCE Place, Suite 2500
181 Bay Street,
Toronto Ontario M5J 2T7

Durham, Jones & Pinegar, P.C.
111 East Broadway, Suite 900
Salt Lake City, Utah 84111

DIRECTORS
& OFFICERS

san diego

toronto

magor

hong kong

london

los angeles

munich

paris

shenzhen city



MADCATZ

FISCAL

10 MCZ

TRADED ON

NYSE AMEX

AND TORONTO

STOCK EXCHANGE